SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

March 31, 2009
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

May 5, 2009

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Justina Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited financial statements of the Company for the three months ended March 31, 2009.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

 P      W      -      5      5

     S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

JUNE CHERYL A. CABAL	816-8534

Contact Person	Company Telephone Number

Every 2nd
1	2	3	1	SEC FORM 17-Q	0	6	Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,310 As at March 31, 2009	N/A		N/A

Total No. of Stockholders		Domestic Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended March 31, 2009

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	186,804,357 shares as at March 31, 2009

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION	1
Item 1.Financial Statements	1
Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Results of Operations	4
Wireless	5
Revenues	5
Expenses	11
Other Expenses	13
Provision for Income Tax	13
Net Income	13
Fixed Line	13
Revenues	13
Expenses	17
Other Income (Expenses)	19
Provision for Income Tax	19
Net Income	19
Information and Communications Technology	20
Revenues	20
Expenses	21
Other Income (Expenses)	23
Benefit from Income Tax	23
Net Loss	24
Liquidity and Capital Resources	24
Operating Activities	25
Investing Activities	25
Financing Activities	26
Off-Statement of Financial Position Arrangements	27
Equity Financing	27
Contractual Obligations and Commercial Commitments	28
Quantitative and Qualitative Disclosures about Market Risks	28
Impact of Inflation and Changing Prices	29
PART II – OTHER INFORMATION	30
Related Party Transactions	30
ANNEX – Aging of Accounts Receivable	A-1
SIGNATURES	S-1

PART I –– FINANCIAL INFORMATION

Item 1. Financial Statements

Our consolidated financial statements as at March 31, 2009 (unaudited) and December 31, 2008 (audited) and for the three months ended March 31, 2009 and 2008 (unaudited) and related notes (pages F-1 to F-103) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which has certain differences from International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differ in certain significant respects from generally accepted accounting principles in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php48.42 to US$1.00, the volume weighted average exchange rate at March 31, 2009 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	March 31,	December 31,	Increase (Decrease)
	2009	2008	Amount	%
(in millions, except for earnings per common share, operational data and exchange rates)	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	Php270,965	Php252,558	Php18,407	7
Property, plant and equipment – net	159,193	160,326	(1,133)	(1)
Cash and cash equivalents and short-term investments	54,128	40,354	13,774	34
Total equity attributable to equity holders of PLDT	89,403	105,531	(16,128)	(15)
Notes payable and long-term debt	79,121	73,911	5,210	7
Net debt(1) to equity ratio	0.28x	0.32x	–	–
	Three Months Ended March 31,		Increase (Decrease)

	2009	2008	Amount	%

	(Unaudited)
Consolidated Income Statements
Revenues	Php36,814	Php35,385	Php1,429	4
Expenses	21,763	20,131	1,632	8
Other income (expenses)	(1,764)	913	(2,677)	(293)
Income before income tax	13,287	16,167	(2,880)	(18)
Net income attributable to equity holders of PLDT	9,580	10,446	(866)	(8)
Pre-tax income margin	36%	46%	–	–
Net income margin	27%	30%	–	–
Earnings per common share
Basic	50.55	54.71	(4.28)	(8)
Diluted	50.55	54.71	(4.28)	(8)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	15,146	22,169	(7,023)	(32)
Net cash provided by (used in) investing activities	1,619	(12,919)	14,538	113
Capital expenditures	3,944	3,051	893	29
Net cash provided by (used in) financing activities	604	(159)	763	480
Operational Data
Number of cellular subscribers	36,926,699	31,575,959	5,350,740	17
Number of fixed line subscribers	1,776,291	1,763,602	12,689	1
Number of broadband subscribers	1,084,288	661,053	423,235	64
Fixed Line	470,865	299,554	171,311	57
Wireless	613,423	361,499	251,924	70
Number of employees	29,780	29,432	348	1
Fixed Line	8,076	8,088	(12)	–
Wireless	5,486	5,395	91	2
Information and Communications Technology	16,218	15,949	269	2

Exchange Rates	Php per US$
March 31, 2009	Php48.42
December 31, 2008	47.65
March 31, 2008	41.76
December 31, 2007	41.41

(1)	Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Pilipino Telephone Corporation, or Piltel, and Connectivity Unlimited Resources Enterprises, or CURE, our cellular service providers; Smart Broadband, Inc., or SBI, and Airborne Access Corporation, or Airborne Access, our wireless broadband providers; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite, and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operators;

•	Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), Bonifacio Communications Corporation, Philcom Corporation, or Philcom, and PLDT Global Corporation, or PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer interaction services provided under the umbrella brand name ePLDT Ventus, through ePLDT Ventus, Inc., or Ventus, Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, netGames, Inc., or netGames, and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures to the accompanying unaudited consolidated financial statements.

We registered consolidated revenues of Php36,814 million in the first quarter of 2009, an increase of Php1,429 million, or 4%, as compared with Php35,385 million in the same period in 2008 primarily due to an increase in our service revenues by Php1,346 million resulting largely from an increase in the service revenues of our wireless business, which was primarily due to an increase in the number of our cellular and broadband subscribers.

Consolidated expenses increased by Php1,632 million, or 8%, to Php21,763 million in the first quarter of 2009 from Php20,131 million in the same period in 2008, largely resulting from increases in compensation and employee benefits, depreciation and amortization, cost of sales, and repairs and maintenance partly offset by lower selling and promotions expenses, professional and other contracted services, and asset impairment.

Consolidated other expenses increased by Php2,677 million to Php1,764 million in the first quarter of 2009 as compared with consolidated other income of Php913 million in the same period in 2008. The increase was primarily due to: (i) a loss on derivatives of Php506 million in the first quarter of 2009 as compared with a gain on derivatives of Php1,777 million in the same period in 2008 on account of a loss on mark-to-market valuation on principal only currency swaps and a lower net gain on mark-to-market valuation on forward foreign exchange contracts; (ii) increase in foreign exchange losses of Php304 million on account of a revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso from Php47.65 in December 2008 to Php48.42 in March 2009 as compared with Php41.41 in December 2007 to Php41.76 in March 2008; and (iii) increase in financing costs of Php195 million mainly due to higher interest on loans and related items on account of higher debt level and higher financing charges. These were partly offset by a higher interest income of Php83 million due to higher level of cash balances, short-term investments and investment in debt securities.

Net income attributable to equity holders of PLDT decreased by Php866 million, or 8%, to Php9,580 million in the first quarter of 2009 from Php10,446 million in the same period in 2008. The decrease is mainly attributable to increases in consolidated other expenses by Php2,677 million and consolidated expenses by Php1,632 million, which were partially offset by a decrease in the consolidated provision for income tax by Php2,105 million due to a reduction in the regular corporate income tax rate from 35% to 30% beginning in January 2009, availment of optional standard deduction in the computation of income tax by our wireless business units and the 4% increase in consolidated revenues by Php1,429 million. Likewise, our basic and diluted earnings per common share decreased to Php50.55 in the first quarter of 2009 from Php54.71 in the same period in 2008. In the first quarter of 2009, as a result of the share buyback program implemented in 2008, there were 186.8 million PLDT common shares outstanding as compared with 188.9 million in the same period in 2008.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues, expenses, other income (expenses) and net income (loss) for the three months ended March 31, 2009 and 2008. The majority of our revenues are derived from our operations within the Philippines.

							Inter-segment
	Wireless		Fixed Line			ICT	Transactions	Total
					(in millions)
For the three months ended March 31, 2009 (Unaudited)
Revenues	Php24,362		Php12,716		Php2,669		(Php2,933)	Php36,814
Expenses	12,603		9,395		2,718		(2,953)	21,763
Other income (expenses)	(214)		(1,524)		22		(48)	(1,764)
Income (loss) before income tax	11,545		1,797		(27)		(28)	13,287
Net income (loss)	8,572		1,304		(25)		(19)	9,832
Net income (loss) attributable to equity holders of PLDT	8,315		1,302		(18)		(19)	9,580
For the three months ended March 31, 2008 (Unaudited)
Revenues	22,810		12,435		2,615		(2,475)	35,385
Expenses	11,770		8,370		2,509		(2,518)	20,131
Other income (expenses)	(274)		1,336		(88)		(61)	913
Income before income tax	10,766		5,401		18		(18)	16,167
Net income	6,790		3,803		32		(18)	10,607
Net income attributable to equity holders of PLDT	6,624		3,802		38		(18)	10,446
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues	Php1,552	7	Php281	2	Php54	2	(Php458)	Php1,429	4
Expenses	833	7	1,025	12	209	8	(435)	1,632	8
Other income (expenses)	60	(22)	(2,860)	(214)	110	125	13	(2,677)	(293)
Income (loss) before income tax	779	7	(3,604)	(67)	(45)	(250)	(10)	(2,880)	(18)
Net income (loss)	1,782	26	(2,499)	(66)	(57)	(178)	(1)	(775)	(7)
Net income (loss) attributable to equity holders of PLDT	1,691	26	(2,500)	(66)	(56)	(147)	(1)	(866)	(8)

Wireless

Revenues

The following table summarizes our unaudited total revenues from our wireless business for the three months ended March 31, 2009 and 2008 by service segment:

					Increase
	2009	%	2008	%	Amount	%
			(in millions)
Wireless Services:
Service Revenues:
Cellular	Php22,151	91	Php21,147	93	Php1,004	5
Wireless broadband, satellite and others	1,753	7	1,319	6	434	33

	23,904	98	22,466	99	1,438	6
Non-Service Revenues:
Sale of cellular handsets and cellular SIM-packs	458	2	344	1	114	33
Total Wireless Revenues	Php24,362	100	Php22,810	100	Php1,552	7

Service Revenues

Our wireless service revenues increased by Php1,438 million, or 6%, to Php23,904 million in the first quarter of 2009 as compared with Php22,466 million in the same period in 2008, mainly as a result of the growth in the cellular and wireless broadband subscriber base. In particular, revenues from short messaging service, or SMS, increased due to the larger cellular subscriber base, and lower dealer discounts and interconnection expense. Voice revenues also increased due to the growth in international inbound call volumes in the first quarter of 2009 as compared with the same period in 2008. However, because the growth in our subscriber base was mainly in the lower income segment of the Philippine wireless market, our cellular average monthly ARPUs for the first quarter of 2009 was lower as compared with the same period in 2008. Such increases were also complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues from Php40.95 in the first quarter of 2008 to Php47.79 in the same period in 2009. As a percentage of our total wireless revenues, service revenues contributed 98% and 99% in the first quarter of 2009 and 2008, respectively.

Cellular Service

Our cellular service revenues in the first quarter of 2009 amounted to Php22,151 million, an increase of Php1,004 million, or 5%, from Php21,147 million in the same period in 2008. Cellular service revenues accounted for 93% of our wireless service revenues in the first quarter of 2009 as compared with 94% in the same period in 2008.

The following table shows the breakdown of our unaudited cellular service revenues and other key measures of our cellular business as at and for the three months ended March 31, 2009 and 2008:

			Increase
	2009	2008	Amount	%
		(in millions)
Cellular service revenues	Php22,151	Php21,147	Php1,004	5
By service type	21,545	20,611	934	5
Prepaid	19,908	19,096	812	4
Postpaid	1,637	1,515	122	8
By component	21,545	20,611	934	5
Voice	9,459	8,889	570	6
Data	12,086	11,722	364	3
Others(1)	606	536	70	13
____________

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries, and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

			Increase (Decrease)
	2009	2008	Amount	%
Cellular subscriber base	36,926,699	31,575,959	5,350,740	17
Prepaid	36,519,235	31,232,962	5,286,273	17
Smart	20,921,438	20,279,368	642,070	3
Piltel	15,565,400	10,953,594	4,611,806	42
CURE (acquired on April 25, 2008)	32,397	–	32,397	100
Postpaid	407,464	342,997	64,467	19
Systemwide traffic volumes (in millions)
Calls (in minutes)	1,695	1,612	83	5
Domestic – outbound	982	949	33	3
International	713	663	50	8
Inbound	663	609	54	9
Outbound	50	54	(4)	(7)
SMS count	66,656	59,603	7,053	12
Text messages	66,256	59,188	7,068	12
Domestic	66,181	59,118	7,063	12
Bucket-Priced	61,131	53,224	7,907	15
Standard	5,050	5,894	(844)	(14)
International	75	70	5	7
Value-Added Services	395	407	(12)	(3)
Financial Services	5	8	(3)	(38)

Revenues attributable to our cellular prepaid service amounted to Php19,908 million in the first quarter of 2009, a 4% increase over the Php19,096 million earned in the same period in 2008. Prepaid service revenues accounted for 92% and 93% of voice and data revenues in the first quarter of 2009 and 2008, respectively. Revenues attributable to Smart’s postpaid service amounted to Php1,637 million in the first quarter of 2009, an 8% increase over the Php1,515 million earned in the same period in 2008, and accounted for 8% and 7% of voice and data revenues in the first quarter of 2009 and 2008, respectively.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php570 million, or 6%, to Php9,459 million in the first quarter of 2009 from Php8,889 million in the same period in 2008 primarily due to the growth in inbound international call volumes complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar on our dollar-linked revenues from Php40.95 in the first quarter of 2008 to Php47.79 in the same period in 2009. Cellular voice services accounted for 43% of cellular service revenues in the first quarter of 2009 as compared with 42% in the same period in 2008.

Domestic outbound calls totaled 982 million minutes in the first quarter of 2009, an increase of 33 million, or 3%, as compared with 949 million minutes in the same period in 2008. International inbound and outbound calls totaled 713 million minutes in the first quarter of 2009, an increase of 50 million, or 8%, as compared with 663 million minutes in the same period in 2008, mainly due to an increase in cellular subscriber base.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as VAS, increased by Php364 million, or 3%, to Php12,086 million in the first quarter of 2009 from Php11,722 million in the same period in 2008. Cellular data services accounted for 55% of cellular service revenues in each of the first quarters of 2009 and 2008.

The following table shows the breakdown of our unaudited cellular data revenues for the three months ended March 31, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
		(in millions)
Text messaging
Domestic	Php11,073	Php10,659	Php414	4
Bucket-Priced	6,896	6,346	550	9
Standard	4,177	4,313	(136)	(3)
International	396	465	(69)	(15)

	11,469	11,124	345	3

Value-added services
Standard(1)	262	360	(98)	(27)
Rich Media(2)	243	103	140	136
Pasa Load	105	120	(15)	(13)

	610	583	27	5

Financial services
Smart Money	6	14	(8)	(57)
Mobile Banking	1	1	–	–

	7	15	(8)	(53)

Total	Php12,086	Php11,722	Php364	3

(1) Includes standard services such as info-on-demand, ringtone and logo download, etc.
(2) Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.

Text messaging-related services contributed revenues of Php11,469 million in the first quarter of 2009, an increase of Php345 million, or 3%, as compared with Php11,124 million in the same period in 2008, and accounted for 95% of the total cellular data revenues in each of the first quarters of 2009 and 2008. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php6,896 million in the first quarter of 2009, an increase of Php550 million, or 9%, as compared with Php6,346 million in the same period in 2008. On the other hand, standard text messaging revenues declined by Php136 million, or 3%, to Php4,177 million in the first quarter of 2009 from Php4,313 million in the same period in 2008.

Standard text messages totaled 5,050 million in the first quarter of 2009, a decrease of 844 million, or 14%, as compared with 5,894 million in the same period in 2008 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in the first quarter of 2009 totaled 61,131 million, an increase of 7,907 million, or 15%, as compared with 53,224 million in the same period in 2008.

VAS, which contributed revenues of Php610 million in the first quarter of 2009, increased by Php27 million, or 5%, from Php583 million in the same period in 2008 primarily due to higher usage of rich media services, partially offset by lower usage of standard services and Pasa Load, which is a service allowing prepaid subscribers to transfer small denominations of airtime credits to other prepaid subscribers, owing to the continued patronage of low-denomination top-ups.

Subscriber Base, ARPU and Churn Rates

In the first quarter of 2009, Smart, Piltel and CURE cellular subscribers totaled 36,926,699, an increase of 5,350,740, or 17%, over their combined cellular subscriber base of 31,575,959 in the same period in 2008. Our cellular prepaid subscriber base grew by 17% to 36,519,235 in the first quarter of 2009 from 31,232,962 in the same period in 2008, while our postpaid subscriber base increased by 19% to 407,464 in the first quarter of 2009 from 342,997 in the same period in 2008. Prepaid subscribers accounted for 99% of our total subscriber base in each of the first quarters of 2009 and 2008. Prepaid and postpaid subscribers reflected net activations of 1,692,767 and 9,328, respectively, in the first quarter of 2009.

Our unaudited net subscriber activations for the three months ended March 31, 2009 and 2008 were as follows:

			Increase
	2009	2008	Amount	%
Prepaid	1,692,767	1,533,812	158,955	10
Smart	419,821	282,044	137,777	49
Piltel	1,256,907	1,251,768	5,139	–
CURE(1)	16,039	–	16,039	100
Postpaid	9,328	1,117	8,211	735

Total	1,702,095	1,534,929	167,166	11

(1) Acquired on April 25, 2008.

For Smart prepaid, the average monthly churn rate for the first quarter of 2009 and 2008 were 4.3% and 4.7%, respectively, while the average monthly churn rate for Piltel subscribers was 4.1% in each of the first quarters of 2009 and 2008.

The average monthly churn rate for Smart’s postpaid subscribers was 2.2% for the first quarter of 2009 and 1.5% in the same period in 2008. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our unaudited cellular average monthly ARPUs for the three months ended March 31, 2009 and 2008:

	Gross(1)		Decrease		Net(2)		Decrease
	2009	2008	Amount	%	2009	2008	Amount	%
Prepaid
Smart	Php272	Php292	(Php20)	(7)	Php216	Php230	(Php14)	(6)
Piltel	176	207	(31)	(15)	144	163	(19)	(12)
Prepaid – Blended(3)	232	263	(31)	(12)	186	207	(21)	(10)
Postpaid – Smart	1,863	2,013	(150)	(7)	1,364	1,472	(108)	(7)
Prepaid and Postpaid Blended(4)	250	283	(33)	(12)	199	221	(22)	(10)

(1)	Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)	Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3)	The average monthly ARPU of Smart and Piltel.

(4)	The average monthly ARPU of prepaid and postpaid subscribers of Smart and prepaid subscribers of Piltel.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in the first quarter of 2009 was Php232, a decrease of 12%, as compared with Php263 in the same period in 2008. The decrease was primarily due to a decline in the average outbound and inbound domestic voice and text messaging revenue per subscriber in the first quarter of 2009 as compared with the same period in 2008. On a net basis, prepaid blended average monthly ARPU in the first quarter of 2009 was Php186, a decrease of 10%, as compared with Php207 in the same period in 2008.

Gross average monthly ARPU for postpaid subscribers decreased by 7% to Php1,863 while net average monthly ARPU decreased to Php1,364 in the first quarter of 2009 as compared with Php2,013 and Php1,472 in the same period in 2008, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php250 in the first quarter of 2009, a decrease of 12%, as compared with Php283 in the same period in 2008. Net average monthly prepaid and postpaid blended ARPU decreased by 10% to Php199 in the first quarter of 2009 from Php221 in the same period in 2008.

Our average quarterly prepaid and postpaid ARPUs for the first quarter of 2009 and four quarters of 2008 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross(1)	Net(2)	Gross(1) Net(2)		Gross(1)	Net(2)
2009 (Unaudited)
First Quarter	Php272	Php216	Php176	Php144	Php1,863	Php1,364
2008 (Audited)
First Quarter	292	230	207	163	2,013	1,472
Second Quarter	294	232	199	159	2,134	1,510
Third Quarter	285	223	178	148	2,078	1,505
Fourth Quarter	291	234	192	162	2,037	1,445

(1)	Gross quarterly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2)	Net quarterly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, rentals received for the lease of Mabuhay Satellite’s transponders, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary. Gross revenues from these services in the first quarter of 2009 amounted to Php1,753 million, an increase of Php434 million, or 33%, from Php1,319 million in the same period in 2008 principally due to the growth in our wireless broadband business complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar from Php40.95 in the first quarter of 2008 to Php47.79 in the same period in 2009 on our U.S. dollar and U.S. dollar-linked revenues partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out.

SBI offers a number of wireless broadband services and had 596,414 subscribers in the first quarter of 2009 as compared with 347,958 subscribers in the same period in 2008. Wireless broadband revenues contributed Php1,289 million to wireless service revenues in the first quarter of 2009, increasing by Php370 million, or 40%, as compared with Php919 million in the same period in 2008.

SmartBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

In 2007, we introduced SmartBro Plug-It which offers instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. Subscribers to this plan simply have to plug the data modem in order to access the internet with speeds ranging from 384 to 512 kbps. The monthly service fee of Php799 includes 40 hours per month of internet usage. A one-time charge for the modem costs Php1,200. On April 13, 2008, we launched the SmartBro Plug-It Prepaid which offers 30-minute internet access for every Php10 worth of load. In March 2009, we introduced SmartBro Share-It, which allows users to share their broadband access with other computers in a home network via a WiFi router. SmartBro Share-It runs on a High Speed Packet Access, or HSPA, network ready for transfer capacities of up to 2 Mbps. The monthly service fee of Php999 includes 90 hours per month of high-speed internet usage. A one-time charge for the modem costs Php2,500.

We also offer PLDT WeRoam, a wireless broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). This service had 17,009 subscribers in the first quarter of 2009 as compared with 13,541 subscribers in the same period in 2008 and contributed Php55 million to our data revenues in the first quarter of 2009, increasing by Php17 million, or 45%, as compared with Php38 million in the same period in 2008.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php114 million, or 33%, to Php458 million in the first quarter of 2009 as compared with Php344 million in the same period in 2008 primarily due to higher average retail price per cellular SIM-pack and higher sales volume of cellular phonekits and broadband data modem.

Expenses

Expenses associated with our wireless business in the first quarter of 2009 amounted to Php12,603 million, an increase of Php833 million, or 7%, from Php11,770 million in the same period in 2008. A significant portion of this increase was attributable to compensation and employee benefits, rent, cost of sales and repairs and maintenance partially offset by lower expenses related to selling and promotions, asset impairment and taxes and licenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 52% in each of the first quarters of 2009 and 2008.

Cellular business expenses accounted for 87% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 13% of our wireless business expenses in the first quarter of 2009 as compared with 88% and 12%, respectively, in the same period in 2008.

The following table summarizes the breakdown of our unaudited total wireless-related expenses for the three months ended March 31, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Wireless Services:
Depreciation and amortization	Php3,230	26	Php3,154	27	Php76	2
Rent	2,637	21	2,295	20	342	15
Compensation and employee benefits(1)	1,635	13	1,242	11	393	32
Repairs and maintenance	1,187	9	1,056	9	131	12
Cost of sales	1,022	8	779	7	243	31
Selling and promotions	971	8	1,108	9	(137)	(12)
Professional and other contracted services	601	5	594	5	7	1
Taxes and licenses	428	3	502	4	(74)	(15)
Communication, training and travel	217	2	239	2	(22)	(9)
Asset impairment	206	2	343	3	(137)	(40)
Insurance and security services	188	1	172	1	16	9
Amortization of intangible assets	33	–	33	–	–	–
Other expenses	248	2	253	2	(5)	(2)

Total	Php12,603	100	Php11,770	100	Php833	7

(1) Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php76 million, or 2%, to Php3,230 million in the first quarter of 2009 principally due to increased depreciation on the growing asset base of 3G and broadband networks, and broadband customer-deployed equipment, partly offset by a decrease in the depreciable asset base of our 2G network.

Rent expenses increased by Php342 million, or 15%, to Php2,637 million on account of an increase in international and domestic circuits leased by Smart from PLDT, as well as higher site and satellite rental expenses. In the first quarter of 2009, we had 5,300 GSM cell sites and 8,678 base stations, as compared with 5,116 GSM cell sites and 7,893 base stations in the same period in 2008.

Compensation and employee benefits expenses increased by Php393 million, or 32%, to Php1,635 million primarily due to a 2% growth in Smart’s headcount, merit-based increases and employee upgrades and promotions coupled with an increase in provisions for LTIP, MRP and pension costs. Smart and subsidiaries’ employee headcount increased by 90 to 5,430 in the first quarter of 2009 as compared with 5,340 in the same period in 2008. For further discussion of our LTIP, please see

Note 25 – Share-based Payments and Employee Benefits to the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php131 million, or 12%, to Php1,187 million mainly due to an increase in network maintenance costs and electricity consumption partly offset by lower software maintenance expenses and fuel costs for power generation.

Cost of sales increased by Php243 million, or 31%, to Php1,022 million primarily due to higher sales volume of cellular phonekits and broadband data modems in the first quarter of 2009, partly offset by lower average cost of SIM-packs sold.

Selling and promotion expenses decreased by Php137 million, or 12%, to Php971 million primarily due to decreases in advertising, promotional campaigns and commission expenses.

Professional and other contracted services increased by Php7 million, or 1%, to Php601 million primarily due to higher contracted service and consultancy fees.

Taxes and licenses decreased by Php74 million, or 15%, to Php428 million primarily due to lower business-related taxes.

Communication, training and travel expenses decreased by Php22 million, or 9%, to Php217 million primarily due to lower training, travel and courier expenses incurred in the first quarter of 2009.

Asset impairment decreased by Php137 million, or 40%, to Php206 million mainly due to the impairment on investment in ACeS International Limited through ACeS Philippines in 2008. Such decrease in impairment was partially offset by higher provision for inventory obsolescence and doubtful accounts.

Insurance and security services increased by Php16 million, or 9%, to Php188 million primarily due to higher site security expense and higher insurance and bond premiums.

Other expenses decreased by Php5 million, or 2%, to Php248 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our unaudited total wireless-related other expenses for the three months ended March 31, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Expenses:		(in millions)
Interest income	Php371	Php310	Php61	20
Losses on derivatives – net	(2)	(124)	122	(98)
Foreign exchange losses – net	(206)	(19)	(187)	984
Financing costs	(592)	(497)	(95)	19
Others	215	56	159	284

Total	(Php214)	(Php274)	Php60	(22)

Our wireless business segment generated other expenses of Php214 million in the first quarter of 2009, a change of Php60 million, or 22%, from Php274 million in the same period in 2008 primarily due to the combined effects of the following: (1) increase in other income by Php159 million mainly due to a gain on sale of fixed assets in 2009; (2) a lower net loss on derivatives by Php122 million relating to the loss in the mark-to-market valuation of forward foreign exchange contracts; and (3) increase in net foreign exchange losses of Php187 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso from Php47.65 as at December 31, 2008 to Php48.42 as at March 31, 2009.

Provision for Income Tax

Provision for income tax decreased by Php1,003 million, or 25%, to Php2,973 million in the first quarter of 2009 from Php3,976 million in the same period in 2008. In the first quarter of 2009, the effective tax rate for our wireless business was 26% as compared with 37% in the same period in 2008 mainly due to availment of optional standard deduction in the computation of corporate income tax and reduction in the regular corporate income tax rate from 35% to 30% beginning in January 2009.

Net Income

Our wireless business segment recorded a net income of Php8,572 million in the first quarter of 2009, an increase of Php1,782 million, or 26%, from Php6,790 million recorded in the same period in 2008 on account of a Php1,438 million increase in wireless service revenues and lower provision for income tax by Php1,003 million, partially offset by an increase in wireless-related expenses of Php833 million.

Fixed Line

Revenues

Revenues generated from our fixed line business in the first quarter of 2009 totaled Php12,716 million, an increase of Php281 million, or 2%, from Php12,435 million in the same period in 2008.

The following table summarizes the unaudited total revenues from our fixed line business for the three months ended March 31, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php3,857	30	Php4,054	32	(Php197)	(5)
International long distance	1,595	13	1,835	15	(240)	(13)
National long distance	1,687	13	1,695	14	(8)	–
Data and other network	5,153	41	4,392	35	761	17
Miscellaneous	361	3	360	3	1	–

	12,653	100	12,336	99	317	3
Non-Service Revenues:
Sale of computers	63	–	99	1	(36)	(36)
Total Fixed Line Revenues	Php12,716	100	Php12,435	100	Php281	2

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php317 million, or 3%, to Php12,653 million in the first quarter of 2009 from Php12,336 million in the same period in 2008 primarily due to an increase in revenues from our data and other network services as a result of higher revenues contributed by our DSL and Diginet services, and miscellaneous services, partially offset by the decrease in revenues from our international long distance, local exchange and national long distance services.

Local Exchange Service

The following table summarizes the key measures of our unaudited local exchange service business as at and for the three months ended March 31, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
Total local exchange service revenues (in millions)	Php3,857	Php4,054	(Php197)	(5)
Number of fixed line subscribers	1,776,291	1,763,602	12,689	1
Postpaid	1,536,644	1,521,159	15,485	1
Prepaid	239,647	242,443	(2,796)	(1)
Number of fixed line employees	8,076	8,088	(12)	–
Number of fixed line subscribers per employee	220	218	2	1

Revenues from our local exchange service decreased by Php197 million, or 5%, to Php3,857 million in the first quarter of 2009 from Php4,054 million in the same period in 2008 primarily owing to a decrease in average revenue per user on account of lower fixed charges due to bundling of voice and data services, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus, increase in demand for bundled voice and data services and higher service connection charges. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 30% in the first quarter of 2009 as compared with 33% in the same period in 2008.

In March 2007, PLDT launched PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone which can be brought around the area where it was applied for. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. In March 2008, we introduced the prepaid counterpart of PLDT Landline Plus. As at March 31, 2009, there were a total of 134,294 active PLDT Landline Plus subscribers, of which 57,420 and 76,874 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

The following table shows our unaudited fixed line international long distance service revenues and call volumes for the three months ended March 31, 2009 and 2008:

			Decrease
	2009	2008	Amount	%
Total international long distance service revenues (in millions)	Php1,595	Php1,835	(Php240)	(13)
Inbound	1,307	1,475	(168)	(11)
Outbound	288	360	(72)	(20)
International call volumes (in million minutes, except call ratio)	466	506	(40)	(8)
Inbound	409	443	(34)	(8)
Outbound	57	63	(6)	(10)
Inbound-outbound call ratio	7.2:1	7.0:1	–	–

Our total international long distance service revenues decreased by Php240 million, or 13%, to Php1,595 million in the first quarter of 2009 from Php1,835 million in the same period in 2008 primarily due to a decrease in inbound and outbound call volumes due to cellular substitution and the availability of alternative economical modes of communications, such as email, text messaging and/or VoIP calls with lower international calling rates, among others, partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in the first quarter of 2009. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 13% in the first quarter of 2009 from 15% in the same period in 2008.

Our revenues from inbound international long distance service decreased by Php168 million, or 11%, to Php1,307 million in the first quarter of 2009 from Php1,475 million in the same period in 2008 due to a decline in inbound traffic volume by 34 million minutes to 409 million minutes in the first quarter of 2009 with more traffic terminating to cellular operators where the net revenue retained by us is lower. The decreasing effect was partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar which increased our inbound international long distance revenues, since settlement charges for inbound calls are primarily billed in U.S. dollars.

Our revenues from outbound international long distance service decreased by Php72 million, or 20%, to Php288 million in the first quarter of 2009 from Php360 million in the same period in 2008 primarily due to the decline in outbound international call volumes partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.79 in the first quarter of 2009 from Php40.95 in the same period in 2008, resulting in an increase in the average billing rates to Php47.63 in the first quarter of 2009 from Php41.12 in the same period in 2008.

National Long Distance Service

The following table shows our unaudited national long distance service revenues and call volumes for the three months ended March 31, 2009 and 2008:

			Decrease
	2009	2008	Amount	%
Total national long distance service revenues (in millions)	Php1,687	Php1,695	(Php8)	–
National long distance call volumes (in million minutes)	517	520	(3)	(1)

Our national long distance service revenues decreased by Php8 million to Php1,687 million in the first quarter of 2009 from Php1,695 million in the same period in 2008 primarily due to a decrease in call volumes, partially offset by an increase in average revenue per minute for our national long distance services due to ceasing certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues decreased to 13% in the first quarter of 2009 from 14% in the same period in 2008.

Data and Other Network Services

The following table shows information of our unaudited data and other network service revenues for the three months ended March 31, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
Data and other network service revenues (in millions)	Php5,153	Php4,392	Php761	17
Number of DSL broadband subscribers	470,865	299,554	171,311	57
Number of PLDT Vibe narrowband subscribers	83,420	200,862	(117,442)	(58)

In the first quarter of 2009, our data and other network services posted revenues of Php5,153 million, an increase of Php761 million, or 17%, as compared with Php4,392 million in the same period in 2008 primarily due to increases in leased lines, IP-based and packet-based data services, particularly global data connectivity and PLDT DSL, partially offset by a decrease in PLDT Vibe service subscribers. The percentage contribution of this service segment to our fixed line service revenues increased to 41% in the first quarter of 2009 from 35% in the same period in 2008.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted at enterprises and VAS providers.

DSL contributed revenues of Php1,599 million in the first quarter of 2009, an increase of Php372 million, or 30%, as compared with Php1,227 million in the same period in 2008 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower-priced plans as part of promotions. DSL subscribers increased by 57% to 470,865 subscribers in the first quarter of 2009 from 299,554 subscribers in the same period in 2008.

PLDT Vibe revenues decreased by Php25 million, or 56%, to Php20 million in the first quarter of 2009 from Php45 million in the same period in 2008 primarily due to lower number of plan subscribers as well as the declining usage of our PLDT Vibe prepaid service. PLDT Vibe subscribers decreased by 58% to 83,420 subscribers in the first quarter of 2009 from 200,862 subscribers in the same period in 2008. The declining number of PLDT Vibe plans and regular monthly users for Vibe prepaid may be attributed to the migration from PLDT Vibe dial-up to DSL which is now priced more competitively.

The continued growth in data services revenues can be attributed to the consistent growth of global data business and domestic data business categories.

The steady demand for dedicated international connectivity or private networking from the corporate market, offshore and outsourcing industries, and semiconductor market to use PLDT’s extensive international alliances and domestic data offerings – Fibernet, Arcstar, other Global Service Providers such as BT-Infonet, Orange Business and Verizon; ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate. International data services increased by Php397 million, or 44%, to Php1,296 million in the first quarter of 2009 from Php899 million in the same period in 2008 primarily due to higher I-Gate revenues by Php270 million, or 167%, to Php432 million in the first quarter of 2009 from Php162 million in the same period in 2008 as a result of Smart’s higher usage and monthly recurring charges.

Domestic data services contributed Php3,857 million in the first quarter of 2009, an increase of Php364 million, or 10%, as compared with Php3,493 million in the same period in 2008. Growth was driven by the continued increase in DSL subscribers, and IP-VPN and Metro Ethernet, our high-speed wide area networking services, as demand from the offshoring and outsourcing segment continues to increase.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues decreased by Php89 million, or 5%, to Php1,836 million in the first quarter of 2009 from Php1,925 million in the same period in 2008 mainly due to a decrease in Smart’s DFON rental to Php1,431 million in the first quarter of 2009 from Php1,458 million in the same period in 2008.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In the first quarter of 2009, these revenues increased by Php1 million to Php361 million from Php360 million in the same period in 2008 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of the three months ended March 31, 2009 and 2008.

Non-service Revenues

Non-service revenues decreased by Php36 million, or 36%, to Php63 million in the first quarter of 2009 from Php99 million in the same period in 2008 primarily due to lower computer sales and a decrease in the cost of fixed wireless service handsets.

Expenses

Expenses related to our fixed line business totaled Php9,395 million in the first quarter of 2009, an increase of Php1,025 million, or 12%, as compared with Php8,370 million in the same period in 2008. The increase was primarily due to higher compensation and employee benefits, and depreciation and amortization, which were partly offset by decreases in cost of sales, taxes and licenses, and selling and promotions expense.

The following table shows the breakdown of our unaudited total fixed line-related expenses for the three months ended March 31, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
Fixed Line Services:
Depreciation and amortization	Php3,258	34	Php2,993	36	Php265	9
Compensation and employee benefits(1)	2,625	28	1,916	23	709	37
Repairs and maintenance	1,034	11	997	12	37	4
Rent	599	6	515	6	84	16
Professional and other contracted services	453	5	444	5	9	2
Selling and promotions	362	4	373	4	(11)	(3)
Taxes and licenses	293	3	306	4	(13)	(4)
Asset impairment	253	3	244	3	9	4
Communication, training and travel	170	2	175	2	(5)	(3)
Insurance and security services	162	2	172	2	(10)	(6)
Cost of sales	66	1	110	1	(44)	(40)
Other expenses	120	1	125	2	(5)	(4)

Total	Php9,395	100	Php8,370	100	Php1,025	12

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges increased by Php265 million, or 9%, to Php3,258 million due to a higher depreciable asset base in the first quarter of 2009 as compared with the same period in 2008.

Compensation and employee benefits expenses increased by Php709 million, or 37%, to Php2,625 million primarily due to an increase in salaries and employee benefits as well as an increase in provisions for LTIP, pension and MRP costs. For further discussion on our LTIP and pension benefits, please see Note 25 – Share-based Payments and Employee Benefits to the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php37 million, or 4%, to Php1,034 million primarily due to higher maintenance costs of IT hardware and foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in the first quarter of 2009 as compared with the same period in 2008.

Rent expenses increased by Php84 million, or 16%, to Php599 million due to the increase in pole rental charges and international leased circuit charges, partially offset by a decrease in site rental charges.

Professional and other contracted services increased by Php9 million, or 2%, to Php453 million primarily due to higher contracted fees for call center outsourcing project services.

Selling and promotion expenses decreased by Php11 million, or 3%, to Php362 million primarily due to lower spending on marketing and promotion expenses as a result of lesser major advertising campaigns launched in the first quarter of 2009 as well as a decrease in commission expenses.

Taxes and licenses decreased by Php13 million, or 4%, to Php293 million as a result of lower business-related taxes.

Asset impairment increased by Php9 million, or 4%, to Php253 million mainly due to higher provision for uncollectible receivables.

Communication, training and travel expenses decreased by Php5 million, or 3%, to Php170 million due to the decrease in subscriber-related mailing and courier charges and lower fuel consumption charges partially offset by higher foreign and local training and travel expenses.

Insurance and security services decreased by Php10 million, or 6%, to Php162 million primarily due to lower insurance and bond premiums.

Cost of sales decreased by Php44 million, or 40%, to Php66 million due to lower computer sales and a decrease in the cost of fixed wireless service handsets.

Other expenses decreased by Php5 million, or 4%, to Php120 million due to lower business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our unaudited total fixed line-related other income (expenses) for the three months ended March 31, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses)		(in millions)
Interest income	Php154	Php135	Php19	14
Foreign exchange losses – net	(423)	(258)	(165)	64
Gains (losses) on derivatives – net	(504)	1,951	(2,455)	(126)
Financing costs	(954)	(842)	(112)	13
Others	203	350	(147)	(42)

	(Php1,524)	Php1,336	(Php2,860)	(214)

Our fixed line business segment generated other expenses of Php1,524 million in the first quarter of 2009, a decrease of Php2,860 million, or 214%, as compared with other income of Php1,336 million in the same period in 2008. The change was due to: (1) a loss on derivatives of Php504 million relating to the loss in the mark-to-market valuation of various financial instruments in the first quarter of 2009 compared to a gain on derivatives of Php1,951 million in the same period in 2008 pertain to the impact of the de-designation of foreign currency swaps and option contracts in the first quarter of 2008; (2) a higher net foreign exchange loss of Php165 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso in the first quarter of 2009; and (3) an increase in financing costs due to a higher debt level of PLDT.

Provision for Income Tax

Provision for income tax amounted to Php493 million in the first quarter of 2009 as compared with Php1,598 million in the same period in 2008 primarily due to lower taxable income and the reduction in the regular corporate income tax rate from 35% to 30% beginning in January 2009.

Net Income

In the first quarter of 2009, our fixed line business segment contributed a net income of Php1,304 million, a decrease of Php2,499 million, or 66%, as compared with Php3,803 million in the same period in 2008 mainly as a result of an increase in fixed line-related expenses by Php1,025 million and other expenses by Php2,860 million partially offset by an increase in service revenues by Php317 million and a lower provision for income tax by Php1,105 million.

Information and Communications Technology

Revenues

Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.

In the first quarter of 2009, our ICT business generated revenues of Php2,669 million, an increase of Php54 million, or 2%, as compared with Php2,615 million in the same period in 2008. This increase was primarily due to the continued growth of our data center and customer interaction solutions, as well as the steady revenue contribution of our internet and online gaming business partially offset by a decrease in the revenue contribution of our knowledge processing solutions business.

The following table summarizes the unaudited total revenues from our ICT business for the three months ended March 31, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
Service Revenues:
Knowledge processing solutions	Php1,232	46	Php1,323	51	(Php91)	(7)
Customer interaction solutions	913	34	867	33	46	5
Internet and online gaming	255	10	242	9	13	5
Vitro™ data center	211	8	143	5	68	48
	2,611	98	2,575	98	36	1
Non-Service Revenues:
Point-product sales	58	2	40	2	18	45
Total ICT Revenues	Php2,669	100	Php2,615	100	Php54	2

Service Revenues

Service revenues generated by our ICT business segment amounted to Php2,611 million in the first quarter of 2009, an increase of Php36 million, or 1%, as compared with Php2,575 million in the same period in 2008 primarily as a result of the continued growth of our knowledge processing solutions business and our customer interaction solutions business complemented by an increase in co-location revenues and disaster recovery revenues from our data center business. As a percentage of our total ICT revenues, service revenues remained flat at 98% in the first quarter of 2009 and 2008.

Knowledge Processing Solutions

We provide our knowledge processing solutions primarily through the SPi Group. Knowledge processing solutions contributed revenues of Php1,232 million in the first quarter of 2009, a decrease of Php91 million, or 7%, as compared with Php1,323 million in the same period in 2008 primarily due to lower revenues contributed by SPi’s litigation and healthcare services. Knowledge processing solutions accounted for 47% and 51% of total service revenues of our ICT business in the three months ended 2009 and 2008, respectively.

Customer Interaction Solutions

We provide our customer interaction solutions primarily through ePLDT Ventus. Revenues relating to our customer interaction solutions business increased by Php46 million, or 5%, to Php913 million in the first quarter of 2009 from Php867 million in the same period in 2008 primarily due to the increase in domestic business and the effect of the depreciation of the Philippine peso against the U.S. dollar on our dollar-denominated revenues. In total, we own and operate approximately 6,530 seats with 5,440 customer service representatives, or CSRs, in the first quarter of 2009 as compared with approximately 6,490 seats with 5,050 CSRs in the same period in 2008. In the three months ended March 31, 2009 and 2008, ePLDT Ventus have six and seven customer interaction solution sites, respectively. Customer interaction solution revenues accounted for 35% and 34% of total service revenues of our ICT business in the three months ended March 31, 2009 and 2008, respectively.

Internet and Online Gaming

Revenues from our internet and online gaming businesses increased by Php13 million, or 5%, to Php255 million in the first quarter of 2009 from Php242 million in the same period in 2008 primarily due to the increase in Infocom’s revenues from handling PLDT’s DSL-related nationwide technical helpdesk operations. Our internet and online gaming business revenues accounted for 10% and 9% of total service revenues of our ICT business in the three months ended March 31, 2009 and 2008, respectively.

Data Center

ePLDT operates an internet data center under the brand name Vitro™ which provides co-location or rental services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls. In the first quarter of 2009, our data center contributed revenues of Php211 million, an increase of Php68 million, or 48%, from Php143 million in the same period in 2008 primarily due to an increase in co-location or rental revenues and server hosting. Our data center revenues accounted for 8% and 6% of service revenues of our ICT business in the three months ended March 31, 2009 and 2008, respectively.

Non-Service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In the first quarter of 2009, non-service revenues generated by our ICT business increased by Php18 million, or 45%, to Php58 million from Php40 million in the same period in 2008 primarily due to higher revenues from sales of hardware and software licenses.

Expenses

Expenses associated with our ICT business totaled Php2,718 million in the first quarter of 2009, an increase of Php209 million, or 8%, as compared with Php2,509 million in the same period in 2008 primarily due to increases in compensation and employee benefits, cost of sales and repairs and maintenance, partially offset by lower professional and other contracted services, selling and promotions expenses and depreciation and amortization. As a percentage of our ICT total revenues, expenses related to our ICT business were 102% and 96% in the three months ended 2009 and 2008, respectively.

The following table shows the breakdown of our unaudited total ICT-related expenses for the three months ended March 31, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
ICT Services:
Compensation and employee benefits(1)	Php1,715	63	Php1,383	55	Php332	24
Depreciation and amortization	192	7	216	9	(24)	(11)
Rent	158	6	162	6	(4)	(2)
Repairs and maintenance	153	6	133	5	20	15
Professional and other contracted services	122	5	217	9	(95)	(44)
Communication, training and travel	117	4	128	5	(11)	(9)
Cost of sales	94	3	65	3	29	45
Amortization of intangible assets	60	2	61	2	(1)	(2)
Selling and promotions	27	1	53	2	(26)	(49)
Taxes and licenses	24	1	33	1	(9)	(27)
Insurance and security services	16	1	14	1	2	14
Asset impairment	1	–	(3)	–	4	133
Other expenses	39	1	47	2	(8)	(17)

Total	Php2,718	100	Php2,509	100	Php209	8

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits increased by Php332 million, or 24%, to Php1,715 million mainly due to higher accrued bonuses and employees’ basic pay increase as a result of salary rate adjustments, as well as an increase in provisions for MRP and LTIP costs and the increase in ePLDT and subsidiaries’ employee headcount by 269, or 2%, to 16,218 in the first quarter of 2009 as compared with 15,949 in the same period in 2008.

Depreciation and amortization charges decreased by Php24 million, or 11%, to Php192 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions business due to lower capital expenditures in the first quarter of 2009 as compared with the same period in 2008.

Rent expenses decreased by Php4 million, or 2%, to Php158 million primarily due to lower leased circuit rentals partially offset by higher office space rentals incurred by our customer interaction solutions business.

Repairs and maintenance expenses increased by Php20 million, or 15%, to Php153 million primarily due to higher electricity charges, IT software and hardware repairs and maintenance costs as a result of data center expansion.

Professional and other contracted services decreased by Php95 million, or 44%, to Php122 million primarily due to lower consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions business.

Communication, training and travel expenses decreased by Php11 million, or 9%, to Php117 million primarily due to lower local and foreign training and travel expenses incurred by our customer interaction solution and knowledge processing solution businesses.

Cost of sales increased by Php29 million, or 45%, to Php94 million primarily due to higher sales of software licenses and hardware products.

Amortization of intangible assets decreased by Php1 million, or 2%, to Php60 million due to lower amortization of intangibles recognized in relation to the acquisition of Level Up!. Please see

Note 13 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for further discussion.

Selling and promotion expenses decreased by Php26 million, or 49%, to Php27 million mainly due to the SPi Group’s lower commission, advertising and marketing expenses.

Taxes and licenses decreased by Php9 million, or 27%, to Php24 million primarily due to lower business-related taxes.

Insurance and security services increased by Php2 million, or 14%, to Php16 million primarily due to higher insurance and bond premiums.

Asset impairment increased by Php4 million, or 133%, to Php1 million primarily due to ePLDT’s reversal of impairment on other intangibles on its investment in Level Up! in 2008. Please see Note 13 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for a detailed discussion.

Other expenses decreased by Php8 million, or 17%, to Php39 million mainly due to lower business-related costs.

Other Income (Expenses)

The following table summarizes the breakdown of our unaudited total ICT-related other income (expenses) for the three months ended March 31, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains (losses) – net	Php36	(Php11)	Php47	427
Interest income	6	5	1	20
Losses on derivative transactions – net	–	(31)	31	(100)
Financing costs	(36)	(50)	14	(28)
Others	16	(1)	17	1,700

Total	Php22	(Php88)	Php110	125

Our ICT business segment generated other income of Php22 million in the first quarter of 2009, as compared with other expenses of Php88 million in the same period in 2008 primarily due to net foreign exchange gains as a result of the revaluation of net foreign currency-denominated assets on account of the depreciation of the Philippine peso in the first quarter of 2009 and a lower loss in the mark-to-market valuation recognized by our customer interaction solutions and knowledge processing solutions businesses on forward foreign exchange contracts.

Benefit from Income Tax

Benefit from income tax decreased by Php12 million, or 86%, to Php2 million primarily due to the corresponding deferred tax effect of the amortization of intangible assets.

Net Income (Loss)

In the first quarter of 2009, our ICT business segment registered a net loss of Php25 million as compared with a net income of Php32 million in the same period in 2008 mainly as a result of an 8% increase in ICT-related expenses which more than offset the 2% increase in total revenues generated by our ICT business in the first quarter of 2009, and lower benefit from income tax in the first quarter of 2009 as compared with the same period in 2008.

Liquidity and Capital Resources

The following table shows our unaudited consolidated cash flows for the three months ended March 31, 2009 and 2008 as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2009 (unaudited) and December 31, 2008 (audited):

	Three Months Ended March 31,
	2009	2008
(in millions)
Cash Flows
Net cash provided by operating activities	Php15,146	Php22,169
Net cash provided by (used in) investing activities	1,619	(12,919)
Capital expenditures	3,944	3,051
Net cash provided by (used in) financing activities	604	(159)
Net increase in cash and cash equivalents	17,499	9,062
	March 31,	December 31,

	2009	2008

(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php63,298	Php58,899
Obligations under finance lease	9	11
	63,307	58,910

Current portion of interest-bearing financial liabilities:
Notes payable	561	553
Long-term debt maturing within one year	15,262	14,459
Obligations under finance lease maturing within one year	55	59
Preferred stock subject to mandatory redemption	9	9
	15,887	15,080

Total interest-bearing financial liabilities	79,194	73,990
Total equity attributable to equity holders of PLDT	89,403	105,531

	Php168,597	Php179,521

Other Financial Data
Total assets	Php270,965	Php252,558
Property, plant and equipment - net	159,193	160,326
Cash and cash equivalents	51,183	33,684
Short-term investments	2,945	6,670

As at March 31, 2009, our consolidated cash and cash equivalents and short-term investments totaled Php54,128 million. Principal sources of consolidated cash and cash equivalents in the first quarter of 2009 were cash flows from operating activities amounting to Php15,146 million and drawings mainly from PLDT’s debt facilities aggregating Php6,745 million and net proceeds from maturity of short-term investments of Php3,774 million. These funds were used principally for capital outlays of Php3,944 million, total debt principal payments of Php2,988 million, share buyback of Php1,671 million, interest payments of Php1,122 million and dividend payments of Php491 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first quarter of 2009 decreased by Php7,023 million, or 32%, to Php15,146 million from Php22,169 million in the same period in 2008 primarily due to higher level of settlement of various current liabilities partially offset by higher account billings.

A growing portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61% and 60% of our total service revenues in the three months ended March 31, 2009 and 2008, respectively. Revenues from our fixed line and information and communications technology services accounted for 32% and 7%, respectively, of our total service revenues in the first quarter of 2009 as compared with 33% and 7%, respectively, in the same period in 2008.

Cash flows from operating activities of our wireless business amounted to Php16,239 million in the first quarter of 2009, an increase of Php986 million, or 6%, as compared with Php15,253 million in the same period in 2008. The increase in our wireless business segment’s cash flows from operating activities was a result of higher collection of receivables partially offset by a higher settlement of various payables in the first quarter of 2009. On the other hand, cash flows from operating activities of our ICT business decreased by Php54 million, or 18%, to Php252 million in the first quarter of 2009 from Php306 million in the same period in 2008 mainly due to higher settlement of various liabilities. Cash flows from operating activities of our fixed line business decreased by Php7,957 million, or 120%, to cash used of Php1,347 million in the first quarter of 2009 from cash provided of Php6,610 million in the same period in 2008. The decrease was primarily due to advances to the beneficial trust fund partially offset by lower settlement of various liabilities. The overall decrease in our cash flows from operating activities was primarily due to higher working capital requirements with advances to the beneficial trust fund, higher billings and lower collection of accounts receivable and higher level of settlement of various current liabilities.

We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to satisfy our current liabilities as our current ratio is less than 1:1 as at March 31, 2009 and 2008.

Investing Activities

Consolidated net cash provided by investing activities amounted to Php1,619 million in the first quarter of 2009, as against net cash used in investing activities of Php12,919 million in the same period in 2008. The difference resulted from a combination of: (1) higher net proceeds from the maturity of short-term investments of Php14,705 million; (2) higher net proceeds of Php364 million from the maturity of investments in debt securities; and (3) increase in capital expenditures of Php893 million in the first quarter of 2009.

Our consolidated capital expenditures in the first quarter of 2009 totaled Php3,944 million, an increase of Php893 million, or 29%, as compared with Php3,051 million in the same period in 2008 primarily due to an increase in PLDT’s capital spending. PLDT’s capital spending of Php2,379 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. Smart’s capital spending of Php1,463 million in the first quarter of 2009 was used primarily to expand its HSPA 850 and broadband networks, and to further upgrade its core, access and transmission network facilities. ePLDT and its subsidiaries’ capital spending of Php87 million was primarily used to fund the continued expansion of its customer interaction solution facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Following the repayment by Smart in April 2006 of all its loan facilities that contained covenants restricting Smart’s ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate, Smart is no longer required to seek consent from its lenders for such purposes. In the first quarter of 2009 and 2008, dividends declared by Smart to PLDT amounted to Php20,440 million and Php17,200 million, of which Php14,800 million and Php10,000 million were paid on April 13, 2009 and April 11, 2008, respectively.

In the first quarter of 2009, Piltel paid cash dividends to common shareholders amounting to Php6,077 million, of which Php5,640 million was paid to Smart.

Financing Activities

On a consolidated basis, net cash provided by financing activities amounted to Php604 million in the first quarter of 2009 as against a net cash used in financing activities of Php159 million in the same period in 2008. The difference of Php763 million largely resulted from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt of Php2,624 million; (2) higher debt repayments of Php1,045 million; (3) higher cash dividend payments of Php441 million; (4) higher interest payments of Php192 million; and (5) higher settlement of derivatives of Php170 million.

Debt Financing

Additions to our consolidated debt for the three months ended March 31, 2009 and 2008 totaled Php6,745 million and Php4,121 million, respectively, mainly from PLDT’s drawings related to the financing of our capital expenditure requirements. Payments in respect of principal and interest of our total debt amounted to Php2,988 million and Php1,122 million, respectively, in the first quarter of 2009 and Php1,943 million and Php930 million, respectively, in the same period in 2008.

Our consolidated long-term debt increased by Php5,202 million, or 7%, to Php78,560 million in the first quarter of 2009, largely due to drawings from our term loan facilities and the depreciation of the Philippine peso in the first quarter of 2009 as compared with the peso appreciation in the same period in 2008 resulting to higher peso equivalents of our foreign currency-denominated debts, partially offset by debt amortizations and prepayments. The debt levels of PLDT increased by 16% to Php44,990 million, while the debt level of Smart decreased by 3% to Php32,916 million in the first quarter of 2009 as compared with the levels as at December 31, 2008.

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A 5-year notes amounting to Php2,390 million, Series B 7-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility will be used to finance capital expenditures of PLDT.

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance loan obligations which were utilized for service improvements and expansion programs.  The loan is payable after five years from drawdown date. As at March 31, 2009, the undrawn balance of the loan was Php2,500 million, which was subsequently drawn on April 17, 2009.

Approximately Php41,467 million principal amount of our consolidated outstanding long-term debt as at March 31, 2009 is scheduled to mature over the period from 2009 to 2012. Of this amount, Php24,327 million is attributable to PLDT, Php16,487 million to Smart and the remainder to Mabuhay Satellite and ePLDT.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in the first quarter of 2009 amounted to Php491 million as compared with Php50 million paid to shareholders in the same period in 2008. On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we declared our regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 earnings per share on an adjusted basis (excluding asset impairment on non-current assets and gains/losses on foreign exchange revaluation and derivatives).

Off-Statement of Financial Position Arrangements

There are no off-statement of financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php10 million and Php5 million from the exercise by certain officers and executives of stock options in the first quarter of 2009 and 2008, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php1 million in the first quarter of 2008 from this source.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained board of directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at March 31, 2009, we had acquired a total of 2.7 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the three months ended March 31, 2009. Please refer to Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations, see Note 26 – Contractual Obligations and Commercial Commitments to the accompanying unaudited consolidated financial statements.

Commercial Commitments

As at March 31, 2009 and December 31, 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php587 million and Php1,634 million, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and capital management. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the consolidated fair values of our financial assets and liabilities recognized as at March 31, 2009 and December 31, 2008:

	Fair Values
	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities(1)	Php69	Php69
Unlisted equity securities(2)	63	62
Investments in debt securities(1)	451	629
Advances and refundable deposits – net of current portion(2)	710	728

Total noncurrent financial assets	1,293	1,488

Current Financial Assets
Cash and cash equivalents(2)	51,183	33,684
Short-term investments(2)	2,945	6,670
Investment in debt securities(1)	665	1,656
Trade and other receivables(2)	22,046	15,909
Derivative financial assets(2)	15	56
Current portion of advances and refundable deposits(2)	36	–

Total current financial assets	76,890	57,975

Total Financial Assets	Php78,183	Php59,463

	Fair Values

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in millions)
Noncurrent Financial Liabilities
Interest-bearing financial liabilities(3)	Php64,300	Php57,069
Derivative financial liabilities(2)	2,079	1,761
Customers’ deposits(2)	1,465	1,476
Deferred credits and other noncurrent liabilities(2)	8,356	7,959

Total noncurrent financial liabilities	76,200	68,265

Current Financial Liabilities(2)
Accounts payable	15,370	16,294
Accrued expenses and other current liabilities	19,873	18,612
Derivative financial liabilities	2	87
Interest-bearing financial liabilities	15,887	15,080
Dividends payable	25,735	1,379

Total current financial liabilities	76,867	51,452

Total Financial Liabilities	Php153,067	Php119,717

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2) Fair values determined using inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly.

(3)	Fair values of U.S. dollar notes were determined using observable inputs that reflect quoted prices in active markets while fair values of other loans and obligations under finance lease were determined using inputs other than quoted prices.

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2009 and for the year ended December 31, 2008:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in millions)
Profit and Loss
Gains (losses) on derivative financial instruments	(Php506)	Php3,812
Interest income	533	1,668
Interest on loans and related items	(1,483)	(5,861)
Accretion on financial liabilities	(239)	(956)
Losses on cash flow hedges	–	(404)
Other Comprehensive Income
Net losses available-for-sale financial assets	(3)	(9)
Net losses on cash flow hedges charged to other comprehensive income	–	(662)
Net gains on cash flow hedges removed from other comprehensive income taken to income	–	(697)
	(Php1,698)	(Php3,109)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In the first quarter of 2009, the inflation rate has increased and we expect this trend to have an impact on our operations moving forward. The average inflation rate in the Philippines in the first quarter of 2009 was 6.9% as compared with 5.6% in the same period in 2008.

PART II – OTHER INFORMATION

Investment by Piltel in Meralco

On March 12, 2009, First Philippine Holdings Corporation, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., together the Lopez Group, and PLDT, entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco, representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members to the board of directors and board committees of Meralco. As part of the transaction, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel will purchase an exchangeable note to be issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22.2 million shares of common stock of Meralco, which will constitute part of the approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exercisable simultaneously with the acquisition of such shares by Piltel.

Meralco is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometers, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.5 million, comprising commercial, industrial, and residential customers. In addition to electrical distribution, Meralco undertakes several related businesses, including e-Meralco Ventures, Inc., which operates a fiber optic network of over 1,000 kilometers and provides leased line connections, metro ethernet connections and disaster recovery transport services.

The PLDT Group and Meralco have a number of compatible network and business infrastructure elements, such as fiber optic backbones, power pole network, and business offices. For many years, we have been using the power pole network of Meralco in Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically a five-year term. The contemplated investment in Meralco thus constitutes a strategic investment for us that could lead to opportunities for operational and business synergies and may result in new revenue streams and cost savings for us as well as Meralco.

Sale/Transfer of Piltel’s Cellular Business/Assets to Smart

Subject to the approval of Piltel shareholders and regulatory agencies, Piltel contemplates to sell/transfer its cellular business/assets to Smart through a series of transactions, which would include:

(a) the sale of Piltel’s “Talk ‘N Text” brand to Smart for a consideration to be agreed upon between the parties; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of a one-time payment equivalent to the average subscriber acquisition cost in 2008 of Smart for its Smart Buddy subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. In addition, Smart is currently evaluating a possible tender offer for shares of common stock of Piltel held by minority shareholders.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the unaudited aging of our consolidated receivables as at March 31, 2009:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
			(In Millions)
Corporate subscribers	Php10,514	Php2,708	Php1,465	Php696	Php5,645
Retail subscribers	8,712	1,514	1,108	331	5,759
Foreign administrations	4,891	1,234	769	737	2,151
Domestic carriers	871	171	90	89	521
Dealers, agents and others	10,324	10,068	19	51	186
Total	Php35,312	Php15,695	Php3,451	Php1,904	Php14,262

Less: Allowance for doubtful accounts.	13,266
Total Receivables — net	Php22,046

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2009 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE CO	MPANY

Signature and Title: /s/ Napoleon L.	Nazareno

NAPOLEON L. NAZARENO
President and Chief Executive O	fficer
Signature and Title: /s/ Anabelle Li	m-Chua

ANABELLE LIM-CHUA
Senior Vice President and Trea	surer
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl	A. Cabal

JUNE CHERYL A. CABAL
First Vice President and Contr	oller
(Principal Accounting Officer)
Date: May 5, 2009

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2009 (UNAUDITED) AND DECEMBER 31, 2008 (AUDITED)
AND FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos, except par value and number of shares)

	March 31,
	2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment – net (Notes 3, 9, 20 and 28)	159,193	160,326
Investments in associates and joint ventures (Notes 4, 10 and 28)	1,253	1,174
Available-for-sale financial assets (Notes 6 and 28)	132	131
Investment in debt securities (Notes 15 and 28)	447	635
Investment properties (Notes 3, 11 and 28)	617	617
Goodwill and intangible assets – net (Notes 3, 5, 12, 13 and 28)	10,485	10,450
Deferred income tax assets – net (Notes 3, 4, 7 and 28)	9,154	9,605
Prepayments – net of current portion (Notes 18, 24 and 28)	2,575	2,501
Advances and refundable deposits – net of current portion (Note 28)	1,060	1,086

Total Noncurrent Assets	184,916	186,525
Current Assets
Cash and cash equivalents (Notes 14 and 28)	51,183	33,684
Short-term investments (Note 28)	2,945	6,670
Investment in debt securities (Notes 15 and 28)	665	1,656
Trade and other receivables – net (Notes 3, 16, 24 and 28)	22,046	15,909
Inventories and supplies (Notes 3, 17 and 28)	2,654	2,069
Derivative financial assets (Notes 6 and 28)	15	56
Current portion of prepayments (Notes 18, 24 and 28)	4,942	4,164
Current portion of advances and refundable deposits (Notes 15 and 28)	1,599	1,825

Total Current Assets	86,049	66,033

TOTAL ASSETS	270,965	252,558

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value, authorized - 822,500,000 shares; issued and outstanding - 441,432,822 shares as at March 31, 2009 and 441,480,512 shares as at December 31, 2008 (Notes 8 and 19)	4,414	4,415
Common stock, Php5 par value, authorized - 234,000,000 shares; issued - 189,468,933 shares and outstanding - 186,804,357 shares as at March 31, 2009; and issued - 189,456,127 shares and outstanding 187,483,837 shares as at December 31, 2008 (Notes 8 and 19)	947	947
Treasury stock - 2,664,576 shares as at March 31, 2009 and 1,972,290 shares as at December 31, 2008 (Notes 8, 19 and 28)	(6,362)	(4,973)
Stock options issued (Note 25)	2	6
Capital in excess of par value	68,352	68,337
Retained earnings (Note 8)	22,352	37,177
Other comprehensive income (Note 6)	(302)	(378)
Total Equity Attributable to Equity Holders of PLDT	89,403	105,531
Minority interests	1,231	1,438

TOTAL EQUITY	90,634	106,969

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos, except par value and number of shares)

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 9, 20, 23, 26 and 28)	63,307	58,910
Deferred income tax liabilities (Notes 3, 4, 7 and 28)	1,467	1,288
Derivative financial liabilities (Notes 26 and 28)	2,079	1,761
Pension and other employee benefits (Notes 3, 25 and 28)	6,121	5,467
Customers’ deposits (Notes 26 and 28)	2,241	2,251
Deferred credits and other noncurrent liabilities (Notes 3, 9, 21, 23 and 28)	11,124	10,582
Total Noncurrent Liabilities	86,339	80,259

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 28)	17,315	18,268
Accrued expenses and other current liabilities (Notes 3, 20, 21, 23, 24, 25, 26, 27 and 28)	25,708	24,381
Derivative financial liabilities (Notes 26 and 28)	2	87
Provisions for assessments (Notes 24, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 9, 20, 23, 26 and 28)	15,887	15,080
Dividends payable (Notes 8, 26 and 28)	25,735	1,379
Income tax payable (Notes 7 and 28)	7,790	4,580
Total Current Liabilities	93,992	65,330
TOTAL LIABILITIES	180,331	145,589
TOTAL EQUITY AND LIABILITIES	270,965	252,558

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(in million pesos, except earnings per common share amounts)

	Three Months Ended
	March 31,
	2009	2008
	(Unaudited)
REVENUES
Service revenues (Notes 3 and 4)	36,249	34,903
Non-service revenues (Notes 3, 4 and 5)	565	482
	36,814	35,385

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	6,708	6,363
Compensation and employee benefits (Notes 3, 5 and 25)	5,971	4,539
Repairs and maintenance (Note 24)	2,217	2,049
Selling and promotions	1,358	1,533
Cost of sales (Notes 5, 24 and 26)	1,182	954
Professional and other contracted services (Note 24)	924	1,088
Rent (Notes 3 and 26)	908	848
Taxes and licenses (Note 27)	745	840
Asset impairment (Notes 3, 4, 5, 9, 10, 13, 15, 16 and 17)	460	584
Communication, training and travel	445	484
Insurance and security services (Note 24)	348	341
Amortization of intangible assets (Notes 3 and 13)	93	94
Other expenses (Note 24)	404	414

	21,763	20,131

	15,051	15,254

OTHER INCOME (EXPENSES)
Interest income (Notes 4 and 5)	533	450
Equity share in net losses of associates and joint ventures (Notes 4 and 10)	(45)	(23)
Gains (losses) on derivative financial instruments – net (Note 28)	(506)	1,777
Foreign exchange losses – net (Notes 9, 20 and 28)	(592)	(288)
Financing costs – net (Notes 4, 5, 8, 9, 20 and 28)	(1,584)	(1,389)
Others (Note 9)	430	386

	(1,764)	913

INCOME BEFORE INCOME TAX	13,287	16,167
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	3,455	5,560

NET INCOME FOR THE PERIOD	9,832	10,607

ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	9,580	10,446
Minority interests	252	161

	9,832	10,607

Earnings Per Share For The Period Attributable to Common Equity Holders of PLDT (Note 8)
Basic	50.55	54.71
Diluted	50.55	54.71

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in million pesos)

	Three Months
	Ended March 31,
	2009	2008
	(Unaudited)
NET INCOME FOR THE PERIOD	9,832	10,607
OTHER COMPREHENSIVE INCOME (Note 6)
Foreign currency translation differences of subsidiaries	88	136
Net losses on available-for-sale financial assets	(3)	(1)
Net transactions on cash flow hedges:
Net gains on cash flow hedges removed from other comprehensive income taken to income	–	(697)
Net losses on cash flow hedges	–	(192)
Income tax related to cash flow hedges	–	301
Total Other Comprehensive Income – Net of Tax	85	(453)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	9,917	10,154

ATTRIBUTABLE TO:
Equity holders of PLDT	9,656	9,989
Minority interests	261	165

	9,917	10,154

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in million pesos)

									Total
					Equity Portion of	Capital in			Equity Attributable
	Preferred	Common			Convertible	Excess of	Retained	Other Comprehensive	to Equity Holders		Total
	Stock	Stock	Treasury Stock	Stock Options Issued	Preferred Stock	Par Value	Earnings	Income	of PLDT	Minority Interests	Equity
Balances at January 1, 2008	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511
Total comprehensive income for the period (Note 6)	–	–	–	–	–	–	10,446	(457)	9,989	165	10,154
Cash dividends (Note 8)	–	–	–	–	–	–	(23,470)	–	(23,470)	–	(23,470)
Issuance of capital stock - net of conversion (Note 19)	–	2	–	–	(1)	468	–	–	469	–	469
Exercised option shares (Note 25)	–	–	–	(3)	–	9	–	–	6	–	6
Treasury stock (Notes 8, 19 and 28)	–	–	(331)	–	–	–	–	–	(331)	–	(331)

Balances at March 31, 2008 (Unaudited)	4,417	945	(331)	6	5	67,534	26,552	(1,352)	97,776	1,563	99,339

Balances at January 1, 2009	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the period (Note 6)	–	–	–	–	–	–	9,580	76	9,656	261	9,917
Cash dividends (Note 8)	–	–	–	–	–	–	(24,405)	–	(24,405)	(437)	(24,842)
Issuance of capital stock - net of conversion (Note 19)	(1)	–	–	–	–	1	–	–	–		–
Exercised option shares (Note 25)	–	–	–	(4)	–	14	–	–	10		10
Treasury stock (Notes 8, 19 and 25)	–	–	(1,389)	–	–	–	–	–	(1,389)	(282)	(1,671)
Minority interests	–	–	–	–	–	–	–	–	–	251	251

Balances at March 31, 2009 (Unaudited)	4,414	947	(6,362)	2	–	68,352	22,352	(302)	89,403	1,231	90,634

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in million pesos)

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	13,287	16,167
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	6,708	6,363
Interest on loans and other related items – net (Notes 4 and 5)	1,295	1,095
Foreign exchange losses – net (Notes 20 and 28)	592	288
Losses (gains) on derivative financial instruments – net (Note 28)	506	(1,777)
Incentive plans (Notes 3, 5 and 25)	474	(77)
Asset impairment (Notes 3, 4, 5, 10, 13, 16, 17 and 28)	460	584
Pension benefit costs (Notes 3, 5 and 25)	330	175
Accretion on financial liabilities – net (Notes 5 and 28)	239	265
Amortization of intangible assets (Note 13)	93	94
Equity share in net losses of associates and joint ventures	45	23
Losses on disposal of property, plant and equipment (Note 9)	23	91
Dividends on preferred stock subject to mandatory redemption (Note 5)	–	2
Interest income (Notes 4 and 5)	(533)	(450)
Others	(38)	(631)
Operating income before changes in assets and liabilities	23,481	22,212
Decrease (increase) in:
Trade and other receivables	(6,169)	937
Inventories and supplies	(547)	(501)
Prepayments	(251)	(635)
Advances and refundable deposits	225	168
Increase (decrease) in:
Accounts payable	(2,098)	(74)
Accrued expenses and other current liabilities	1,211	614
Pension and other employee benefits	(140)	(134)
Customers’ deposits	(11)	20
Other noncurrent liabilities	(1)	2
Net cash generated from operations	15,700	22,609
Income taxes paid	(554)	(440)

Net cash provided by operating activities	15,146	22,169

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	5,934	–
Redemption of investment in debt securities	3,331	1,187
Disposal of property, plant and equipment (Note 9)	60	36
Payments for:
Acquisition of intangibles (Notes 12 and 13)	(6)	(27)
Purchase of subsidiaries – net of cash acquired (Note 12)	(54)	(1)
Purchase of investment in debt securities (Note 15)	(2,135)	(355)
Additional short-term investments	(2,160)	(10,931)
Interest received	530	219
Increase in advances and refundable deposits	63	4
Interest paid – capitalized to property, plant and equipment (Notes 4, 5 and 9)	(188)	(184)
Additions to property, plant and equipment (Notes 4, 5 and 9)	(3,756)	(2,867)
Net cash provided by (used in) investing activities	1,619	(12,919)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in million pesos)

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 20)	6,745	4,121
Additional capital expenditures under long-term financing	2,097	544
Proceeds from issuance of capital stock	10	5
Payments of debt issuance costs	(5)	(2)
Payments of obligations under finance lease	(6)	(295)
Settlements of derivative financial instruments	(373)	(203)
Cash dividends paid	(491)	(50)
Interest paid – net of capitalized portion	(1,122)	(930)
Reduction in capital expenditures under long-term financing	(1,592)	(1,146)
Payments for redemption of shares (Notes 8, 19 and 28)	(1,671)	(331)
Payments of long-term debt (Note 20)	(2,988)	(1,943)
Proceeds from notes payable	–	127
Payments of notes payable	–	(56)
Net cash provided by (used in) financing activities	604	(159)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	130	(29)

NET INCREASE IN CASH AND CASH EQUIVALENTS	17,499	9,062
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,684	17,447

CASH AND CASH EQUIVALENTS AT END OF PERIOD	51,183	26,509

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at March 31, 2009. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6.4% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.4% in PLDT’s outstanding common stock as at March 31, 2009.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at March 31, 2009, there were a total of over 45 million ADSs outstanding.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

We are the leading telecommunications service provider in the Philippines. Through our principal business segments –– wireless, fixed line and information and communications technology –– we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values.

Our unaudited consolidated financial statements include, in our opinion, adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.

Basis of Unaudited Consolidated Financial Statements Preparation

Our unaudited consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”).

Name of Subsidiary	Place of Incorporation	Principal Business Activity	Percentage of Ownership
			Direct	Indirect
Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	–	100.0
SmartConnect Holdings Pte. Ltd., or SCH	Singapore	Investment company	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
		International trade of satellites and Global System for
SmartConnect Global Pte. Ltd.,		Mobile Communication, or GSM, enabled global
or SGP	Singapore	telecommunications	–	100.0
		Promotion of the sale and/or patronage of debit and/or
Wireless Card, Inc., or WCI	Philippines	charge cards	–	100.0
		Development and sale of software, maintenance and
Smarthub, Incorporated, or SHI	Philippines	support services	–	100.0
Smart Money Holdings Corporation	Cayman Islands	Investment company	–	100.0
Smart Money, Inc.	Cayman Islands	Mobile commerce solutions marketing	–	100.0
Telecoms Solutions, Inc.	Mauritius	Mobile commerce platforms	–	100.0
		Cost effective offshore financing and risk management
Far East Capital Limited	Cayman Islands	activities for Smart	–	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0
Francom Holdings, Inc., or FHI	Philippines	Investment company	–	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	–	99.4
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular mobile services	–	92.8
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
AceS Philippines Cellular Satellite Corporation, or AceS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
Philcom Corporation, or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
		Telecommunications, infrastructure and related
Bonifacio Communications Corporation, or BCC	Philippines	value-added services	75.0	–
Information and Communications Technology, or ICT
		Information and communications infrastructure for
		Internet-based services, e-commerce, customer
ePLDT, Inc., or ePLDT	Philippines	interaction solutions and IT-related services	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	–	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0

Subsidiaries are fully consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by us and are presented separately in the consolidated income statements and within equity in the consolidated statements of financial position, separate from equity attributable to equity holders of PLDT. Acquisition of minority interests is accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the share of the net assets acquired is recognized as goodwill.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Airborne Access, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames and Infocom not held by the PLDT Group.

When subsidiaries are sold, the difference between the selling price and the net assets, including cumulative translation differences and goodwill account is recognized in the consolidated income statement.

Piltel’s Share Buyback Program

On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares in Piltel, representing approximately 0.5% of Piltel’s outstanding common             shares on that date. As at December 31, 2008, Piltel had purchased 44,586,000 shares at a cost of Php308 million, resulting in an increase in equity ownership by Smart in Piltel from 92.1% to 92.5%. In January 2009, Piltel completed the repurchase of 58 million shares earmarked for the share buyback program at a total cost of Php403 million. On March 2, 2009, Piltel’s Board of Directors approved an increase in the number of common shares to be repurchased under the share buyback program of up to 25 million additional shares, through open market purchases, block trades or other modes subject to compliance with laws, rules and regulations. As at March 31, 2009, Piltel has repurchased a total of 83 million shares at a total costs of Php590 million under the share buyback program, increasing Smart’s equity ownership in Piltel from 92.5% to 92.8%.

Acquisition of Debt and Equity of Philcom

On January 2, 2009, PLDT and PremierGlobal Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT for Php340 million, the outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, that PGR acquired from such Philcom Lenders with a nominal amount of Php3,540 million. Following the execution of the Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom obligations from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable by Philcom in ten equal annual installments starting on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250 bps.

On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT all of the outstanding common shares of Philcom for a total consideration of Php75 million. PGR controls 55% of the shares of PGCI through a voting trust agreement. Both parties have filed the necessary application/petition for the approval of this transaction by the NTC. See Note 12 – Business Combinations.

The acquisition of Philcom is expected to allow the PLDT Group to broaden its presence in Mindanao, where it has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.

Sale/Transfer of Piltel’s Cellular Business/Assets to Smart

Subject to the approval of Piltel shareholders and regulatory agencies, Piltel contemplates to sell/transfer its cellular business/assets to Smart through a series of transactions, which would include: (a) the sale of Piltel’s “Talk ‘N Text” brand to Smart for a consideration to be agreed upon between the parties; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of a one-time payment equivalent to the average subscriber acquisition cost in 2008 of Smart for its Smart Buddy subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. In addition, Smart is currently evaluating a possible tender offer for shares of common stock of Piltel held by minority shareholders.

Statement of Compliance

Our unaudited consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policy and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the new standard, interpretations and amendments to existing standards which became effective on January 1, 2009 as follows:

•	PFRS 2, Share-based Payment – Vesting Condition and Cancellations;

•	Amendments to PFRS 7, Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments;

•	PFRS 8, Operating Segments;

•	Amendments to Philippine Accounting Standards, or PAS, 1, Presentation of Financial Statements

•	PAS 23, Borrowing Costs;

•	Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;

•	Amendments to PAS 32, Financial Instruments: Presentation and PAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation;

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes; and

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation

Our adoption of such new standard, interpretations and amendments to existing standards did not have any significant effect on our unaudited consolidated financial statements except for additional disclosures, including, in some cases, revisions to accounting policies.

The principal effects of these changes are as follows:

•	PFRS 2, Share-based Payment – Vesting Condition and Cancellations. The standard has been revised to clarify the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation. The adoption of revised PFRS 2 did not have impact in our unaudited consolidated statement of financial position and financial performance.

•	Amendments to PFRS 7, Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments. The amendments to PFRS 7 introduce enhanced disclosures about fair value measurement and liquidity risk. The amendments to PFRS 7 require fair value measurements for each class of financial instruments to be disclosed by the source of inputs, using the following three-level hierarchy: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). The level within which the fair value measurement is categorized must be based on the lowest level of input to the instrument’s valuation that is significant to the fair value measurement in its entirety.

Additional disclosures required in the amendments to PFRS 7 are shown in Note 28 – Financial Assets and Liabilities. The amendments to PFRS 7 also introduce two major changes in liquidity risk disclosures as follows: (a) exclusion of derivative liabilities from maturity analysis unless the contractual maturities are essential for an understanding of the timing of the cash flows and (b) inclusion of financial guarantee contracts in the contractual maturity analysis based on the maximum amount guaranteed.

•	PFRS 8, Operating Segments. PFRS 8 replaces PAS 14, Segment Reporting and adopts a full management approach to identifying, measuring and disclosing the results of an entity’s operating segments. The information required to report is similar to what management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In cases where such information is different from those that are required to report in the consolidated statement of financial position and consolidated income statement, the adopting entity provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party. PFRS 8 disclosures are shown in Note 4 – Segment Information, including the related revised comparative information.

•	Amendments to PAS 1, Presentation of Financial Statements. These amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’. Entities may choose to present all items in one statement, or to present two linked statements, a separate income statement and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the statement of financial position and owner’s equity as well as additional disclosures. The adoption of these amendments to PAS 1 did not have impact in our unaudited consolidated statement of financial position and financial performance. Additional presentation and disclosures are provided in the face of the financial statements or notes, where applicable.

•	PAS 23, Borrowing Costs. The standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The adoption of revised PAS 23 did not have impact in our unaudited consolidated financial statements as we previously capitalized borrowing cost eligible for capitalization.

•	Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. These amendments prescribe changes in respect of the holding companies’ separate financial statements including (a) the deletion of ‘cost method’, making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. The adoption of these amendments to PAS 27 did not have impact in our unaudited consolidated financial statements.

•	Amendments to PAS 32, Financial Instruments: Presentation and PAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity’s net assets; (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation; (c) all instruments in the subordinate class have identical features; (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder’s right to a pro rata share of the entity’s net assets; and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument. The adoption of these amendments to PAS 32 and PAS 1 did not have impact in our unaudited consolidated financial statements.

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized in income over the period that the award credits are redeemed or expired. The adoption of this new interpretation did not have significant impact in our unaudited consolidated statement of financial position and financial performance.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. This interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of net investment where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment. The adoption of this new interpretation did not have impact in our unaudited consolidated financial statements as we do not enter in such transactions.

Improvements to PFRSs

In May 2008, the International Accounting Standards Board issued the first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard which are all effective beginning January 1, 2009.

•	PAS 1, Presentation of Financial Statements. Assets and liabilities classified as held-for-trading are not automatically classified as current in the statement of financial position.

•	PAS 16, Property, Plant and Equipment. The amendment replaces the term ‘net selling price’ with ‘fair value less costs to sell’, to be consistent with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations and PAS 36, Impairment of Asset. Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held-for-sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

•	PAS 19, Employee Benefits. Revises the definition of ‘past service costs’ to include reductions in benefits related to past services (‘negative past service costs’) and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. Revises the definition of ‘return on plan assets’ to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. Revises the definition of ‘short-term’ and ‘other long-term’ employee benefits to focus on the point in time at which the liability is due to be settled. Deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, Provisions, Contingent Liabilities and Contingent Assets.

•	PAS 23, Borrowing Costs. Revises the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’, i.e., components of the interest expense calculated using the effective interest rate method.

•	PAS 28, Investment in Associates. If an associate is accounted for at fair value in accordance with

PAS 39, Financial Instruments: Recognition and Measurement only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans will apply. An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

•	PAS 31, Interest in Joint Ventures. If a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

•	PAS 36, Impairment of Assets. When discounted cash flows are used to estimate ‘fair value less cost to sell’, additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.

•	PAS 38, Intangible Assets. Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

•	PAS 39, Financial Instruments: Recognition and Measurement. Changes in circumstances relating to derivatives — specifically derivatives designated or de-designated as hedging instruments after initial recognition are not reclassifications. When financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, Insurance Contracts, this is a change in circumstance, not a reclassification. Removes the reference to a ‘segment’ when determining whether an instrument qualifies as a hedge. Requires use of the revised effective interest rate (rather than the original effective interest rate) when re-measuring a debt instrument on the cessation of fair value hedge accounting.

•	PAS 40, Investment Properties. Revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

The adoption of above mentioned omnibus amendments to PFRS did not have impact in our unaudited consolidated financial statements.

Significant Accounting Policies and Practices

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of any acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with PAS 14.

Where a business combination agreement provides for an adjustment to the consideration of the combination contingent on future events or achieving specified earnings levels in future periods, we recognize the estimated amount of that adjustment as part of cost of the combination and a liability at the acquisition date if the adjustment is probable and can be measured reliably (usually within 12 months from the date of acquisition). Otherwise, such adjustment is not recognized until it becomes probable and can be measured reliably in the subsequent period. Where future events do not occur or the estimate needs to be revised, the cost of the business combination initially recognized shall be adjusted accordingly. Future changes in estimates are treated as an adjustment to the cost of the combination with an adjustment to the recorded provision and goodwill.

Where goodwill forms part of a cash-generating unit, or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. Our consolidated income statement reflect the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of changes in equity. Profits or losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognized the amount in the consolidated income statement.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our unaudited consolidated financial statements. Adjustments are made where necessary to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our unaudited consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Foreign Currency Transactions and Translations

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in the consolidated income statement except for foreign exchange losses that qualify as capitalizable borrowing costs for qualifying assets. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the period. The exchange differences arising on translation were recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in the consolidated income statement.

Foreign exchange gains or losses are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Financial Assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with gains or losses recognized in the consolidated income statement under “Gains or losses on derivative financial instrument transactions” for derivative instruments and “Other income or expense” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in the consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contain an embedded derivative that would need to be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in the consolidated income statement, or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in the consolidated income statement. Interest earned on holding available-for-sale debt securities are reported as interest income using the effective interest rate in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under other income when the right of the payment has been established. These are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Financial Liabilities

Initial recognition

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, inclusive of directly attributable transaction costs.

Our financial liabilities include trade and other payables, loans and borrowings, customers’ deposits and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value though profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held-for-trading and those designated at fair value through profit or loss are recognized in the consolidated income statement.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated income statement when the liabilities are derecognized as well as through the amortization process.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.

Day 1 profit or loss

Where the transaction price in a non-active market is different from the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in the consolidated income statement unless it qualifies for recognition as some other type of asset. In cases where use is made of data which are not observable, the difference between the transaction price and model value is only recognized in the consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the Day 1 profit or loss amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized costs

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated income statement.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Available-for-sale financial assets

For available-for-sale financial assets, we assess at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses on equity investments are not reversed through the consolidated income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” account in our consolidated income statement. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred its rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Derivative Financial Instruments and Hedging

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains or losses on derivative financial instruments” account in the consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect the consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in the consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in the consolidated income statement.

Amounts taken to other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects the consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in the consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to the consolidated income statement.

Convertible Preferred Stock

Philippine peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated statement of financial position, net of transaction costs. The corresponding dividends on those shares are charged as “Interest expense” account in the consolidated income statement. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability measured at amortized cost (net of transaction costs) basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of the consolidated statement of financial position, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent periods.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treat the Series VI Convertible Preferred Stock as debt instruments with foreign currency-denominated embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Treasury Stock

Treasury stock are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as part of “Capital in excess of par value” account in the consolidated statement of financial position.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. Cost includes the cost of replacing part of the property, plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated income statement in the period in which they arise.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated income statement in the period of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the weighted average method. Net realizable value is either the estimated selling price in the ordinary course of the business less the estimated cost to sell or asset replacement costs.

Research and Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete and its ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Impairment of Non-Financial Assets

Property, plant and equipment

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiplies, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in the consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in the consolidated income statement.

Investments in associates

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the investments in associates and its carrying amount. The amount of impairment loss is recognized in the consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in the consolidated income statement.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Knowledge processing solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in the consolidated statement of financial position. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Our wireless segment operates two loyalty points programmes, one for Smart Money card holders and another for subscribers of Smart Gold and Buddy, and SmartBro subscribers. The programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards and Smart Money. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network SMS or internet surf time. Redemption for both programmes are subject to a minimum number of points being obtained. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Non-service Revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investments in debt securities.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any plan asset recognized is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including advisors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over             shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 25 – Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate. The consolidated income statement credit or expense for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the counterparty are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 8 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated income statement for the period.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated income statement on a straight line basis over the lease term.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and
(2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income is included in the related other comprehensive income account and not in the consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in our unaudited consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the unaudited consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the unaudited consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the unaudited consolidated financial statements when material.

New Accounting Standards, Interpretations, and Amendments to Existing Standards Effective Subsequent to March 31, 2009

We will adopt the following revised standards and interpretations enumerated below when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our unaudited consolidated financial statements.

Effective 2010

PFRS 5, Non-current Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held-for-sale, all of its assets and liabilities will be classified as held-for-sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

Revised PFRS 3, Business Combinations and PAS 27, Consolidated and Separate Financial Statements. The revised PFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘minority interests’) even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by revised PFRS 3 must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests. Revised PAS 27 must be applied retrospectively subject to certain exceptions. The revised standards will supersede the existing PFRS 3 and PAS 27, respectively, effective for annual periods beginning or after July 1, 2009.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items. Amendment to PAS 39 will be effective for annual periods beginning on or after July 1, 2009, which addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that, (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. This interpretation is applied prospectively and is applicable for annual periods beginning on or after July 1, 2009 with early application permitted.

Philippine Interpretation IFRIC 18, Transfers of Assets from Customers. Philippine interpretation IFRIC 18 provides guidance to all entities that receive from customers an item of property, plant and equipment or cash for the acquisition or construction of such item and such item is used to connect the customer to a network or to provide ongoing access to a supply of goods or services, or both. The interpretation requires an assessment of whether an item of property, plant and equipment or cash for the acquisition or construction of such item meets the definition of an asset. If the terms of the agreement are within the scope of this interpretation, a transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the exchange is regarded as a transaction which generates revenue. This interpretation is to be applied prospectively to transfer of assets from customers received in periods beginning on or after July 1, 2009. Entities may however choose to apply this interpretation to earlier periods, provided valuations can be obtained at the time the transfer occurred. We are still in the process of assessing the impact of this new interpretation in our unaudited consolidated financial statements upon adoption.

Effective 2012

Philippine Interpretation IFRIC 15, Agreement for Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

3. Management’s Use of Judgments, Estimates and Assumptions

The preparation of our unaudited consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future periods.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the unaudited consolidated financial statements within the next financial period are discussed below.

Determination of functional currency

The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, DigiPar Thailand and SPi and certain of its subsidiaries) is the Philippine peso. On the other hand, the functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP and 3rd Brand.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained by the lessor based on PAS 17, Leases, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php908 million and Php848 million for the three months ended March 31, 2009 and 2008, respectively. Total finance lease obligations as at March 31, 2009 and December 31, 2008 amounted to Php64 million and Php70 million, respectively. See Note 20 – Interest-bearing Financial Liabilities, Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings. See Note 27 – Provisions and Contingencies.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the unaudited consolidated financial statements within the next financial period are discussed below:

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php159,193 million and Php160,326 million as at March 31, 2009 and December 31, 2008, respectively. See Note 9 – Property, Plant and Equipment and Note 28 – Financial Assets and Liabilities.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at March 31, 2009 and December 31, 2008 amounted to Php617 million. See Note 11 – Investment Properties.

Goodwill and intangible assets

Our unaudited consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statement of financial position. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to annual impairment test and amortization, respectively. See Note 12 – Business Combinations and Note 13 – Goodwill and Intangible Assets. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.

Total carrying values of goodwill and intangible assets as at March 31, 2009 and December 31, 2008 amounted to Php10,485 million and Php10,450 million, respectively. See Note 13 – Goodwill and Intangible Assets and Note 28 – Financial Assets and Liabilities.

Realizability of deferred income tax assets

We reviewed the carrying amounts of deferred income tax assets at the end of each reporting period and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, we have not recognized certain of our consolidated deferred income tax assets as at March 31, 2009 and December 31, 2008 amounting to Php746 million and Php545 million, respectively. Total consolidated net deferred income tax assets as at March 31, 2009 and December 31, 2008 amounted to Php9,154 million and Php9,605 million, respectively, while total consolidated net deferred income tax liabilities as at March 31, 2009 and December 31, 2008 amounted to Php1,467 million and Php1,288 million, respectively. See Note 4 – Segment Information, Note 7 – Income Tax and Note 28 – Financial Assets and Liabilities.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total impairment provision for trade and receivables recognized in our consolidated income statements amounted to Php427 million and Php291 million for the three months ended March 31, 2009 and 2008, respectively. Trade and other receivables, net of impairment, amounted to Php22,046 million and Php15,909 million as at March 31, 2009 and December 31, 2008, respectively. See Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in the consolidated income statement.

Total write-down of inventories and supplies recognized for the three months ended March 31, 2009 and 2008, amounted to Php33 million and Php17 million, respectively. The carrying values of inventories and supplies amounted to Php2,654 million and Php2,069 million as at March 31, 2009 and December 31, 2008, respectively. See Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, discount rates, expected rates of return on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.

Total pension benefit costs amounted to Php330 million and Php175 million for the three months ended March 31, 2009 and 2008, respectively. Unrecognized net actuarial gain as at March 31, 2009 and December 31, 2008 amounted to Php1,125 million and Php1,126 million, respectively. The accrued benefit costs as at March 31, 2009 and December 31, 2008 amounted to Php2,803 million and Php2,623 million, respectively. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated statements of income. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the three months ended March 31, 2009 amounted to Php474 million while the fair value of the LTIP recognized as income for the three months ended March 31, 2008 amounted to Php77 million. As at March 31, 2009 and December 31, 2008, outstanding LTIP liability amounted to Php3,224 million and Php2,749 million, respectively. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,122 million and Php1,100 million as at March 31, 2009 and December 31, 2008, respectively. See Note 9 – Property, Plant and Equipment and Note 21 – Deferred Credits and Other Noncurrent Liablities.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the three months ended March 31, 2009 and 2008 amounted to Php460 million and Php584 million, respectively. See Note 4 – Segment Information, Note 5 – Income and Expenses and Note 13 – Goodwill and Intangible Assets.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 9, 10, 13, 16 and 17, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated income statement and consolidated statement of comprehensive income.

Total fair values of financial assets and liabilities as at March 31, 2009 amounted to Php78,183 million and Php153,067 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively. See Note 28 – Financial Assets and Liabilities.

4. Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and to assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•	Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart, Piltel, and CURE, SBI and Airborne Access, our wireless broadband providers; Wolfpac, our wireless content operator; and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•	Fixed Line – fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), BCC and PLDT Global, all of which account for approximately 4% of our consolidated fixed line subscribers; and

•	ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions provided by the SPi Group; and internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures.

Transfer prices between business segments are set on terms similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated upon consolidation.

The majority of our revenues are derived from our operations within the Philippines.

The revenues, results of operations, segment assets and liabilities, cash flows and other segment information of our reportable business segments as at March 31, 2009 and December 31, 2008 and for the three months ended
March 31, 2009 and 2008 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Total
	(in million pesos)
As at and for the three months ended March 31, 2009 (Unaudited)
Revenues
Service revenues	23,904	12,653	2,611	(2,919)	36,249
External party	23,779	10,140	2,330	–	36,249
Inter-segment transactions	125	2,513	281	(2,919)	–
Non-service revenues (Note 5)	458	63	58	(14)	565
External party	458	63	44	–	565
Inter-segment transactions	–	–	14	(14)	–
Segment income	24,362	12,716	2,669	(2,933)	36,814

Results of operations
Income (loss) before income tax	11,545	1,797	(27)	(28)	13,287
Provision for (benefit from) income tax (Note 7)	2,973	493	(2)	(9)	3,455

Net income for the period	8,572	1,304	(25)	(19)	9,832

Assets and liabilities
Segment assets	120,414	206,967	15,860	(82,683)	260,558
Investments in associates and joint ventures (Note 10)	569	–	684	–	1,253
Deferred income tax assets – net (Note 7)	261	8,652	241	–	9,154

Total assets	121,244	215,619	16,785	(82,683)	270,965

Segment liabilities	84,208	122,363	3,906	(31,613)	178,864
Deferred income tax liabilities (Note 7)	764	335	368	–	1,467

Total liabilities	84,972	122,698	4,274	(31,613)	180,331

Cash flows
Net cash provided by (used in):
Operating activities	16,239	(1,347)	252	2	15,146
Investing activities	3,961	(2,537)	(113)	308	1,619
Financing activities	(2,679)	3,595	(2)	(310)	604
Other segment information
Capital expenditures	1,518	2,339	87	–	3,944
Depreciation and amortization (Note 9)	3,230	3,258	192	28	6,708
Asset impairment (Notes 5, 10, 13, 16 and 17)	206	253	1	–	460
Interest income (Note 5)	371	154	6	2	533
					–
Equity share in net losses (gains) of associates and joint ventures (Note 10)	36	22	(13)	–	45
Interest on loans and other related items – net (Note 5)	394	891	8	2	1,295

As at December 31, 2008 (Audited) and for the three months ended March 31, 2008 (Unaudited)
Revenues
Service revenues	22,466	12,336	2,575	(2,474)	34,903
External party	22,373	10,123	2,407	–	34,903
Inter-segment transactions	93	2,213	168	(2,474)	–
Non-service revenues (Note 5)	344	99	40	(1)	482
External party	344	99	39	–	482
Inter-segment transactions	–	–	1	(1)	–
Segment income	22,810	12,435	2,615	(2,475)	35,385

Results of operations
Income (loss) before income tax	10,766	5,401	18	(18)	16,167
Provision for (benefit from) income tax (Note 7)	3,976	1,598	(14)	–	5,560

Net income for the period	6,790	3,803	32	(18)	10,607

Assets and liabilities
Segment assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Note 10)	531	–	643	–	1,174
Deferred income tax assets – net (Note 7)	251	9,131	223	–	9,605

Total assets	112,944	198,508	16,829	(75,723)	252,558

Segment liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities (Note 7)	911	–	377	–	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Cash flows
Net cash provided by (used in):
Operating activities	15,253	6,610	306	–	22,169
Investing activities	(12,364)	(421)	(134)	–	(12,919)
Financing activities	936	(1,279)	184	–	(159)
Other segment information
Capital expenditures	1,766	1,146	139	–	3,051
Depreciation and amortization (Note 9)	3,154	2,993	216	–	6,363
Asset impairment (Notes 5, 10, 13, 16 and 17)	343	244	(3)	–	584
Interest income (Note 5)	310	135	5	–	450
Equity share in net losses of associates and joint ventures (Note 10)	16	–	7	–	23
Interest on loans and other related items – net (Note 5)	284	802	9	–	1,095

5. Income and Expenses

Non-service Revenues

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	521	443
Point-product-sales	44	39

	565	482

Compensation and Employee Benefits

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	5,091	4,433
Incentive plans (Notes 3 and 25)	474	(77)
Pension benefit costs (Notes 3 and 25)	330	175
Manpower rightsizing program	76	8
	5,971	4,539

Cost of Sales

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	1,087	889
Cost of point-product-sales	53	29
Cost of satellite air time and terminal units (Notes 24 and 26)	42	36
	1,182	954

Asset Impairment

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	427	291
Inventories and supplies (Notes 3 and 17)	33	17
Investments in associates and joint ventures (Note 10)	–	282
Goodwill and intangible assets (Note 13)	–	(6)
	460	584

Interest Income

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	502	417
Interest income on fair value through profit or loss (Note 15)	26	17
Interest income on assets held-to-maturity (Note 15)	5	16
	533	450

Financing Costs – net

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 28)	1,483	1,279
Accretion on financial liabilities – net (Notes 20 and 28)	239	265
Financing charges	50	27
Capitalized interest (Note 9)	(188)	(184)
Dividends on preferred stock subject to mandatory redemption (Notes 8 and 20)	–	2
	1,584	1,389

Interest expense for short-term borrowings for the three months ended March 31, 2009 and 2008 amounted to Php8 million and Php10 million, respectively.

6. Other Comprehensive Income

Other comprehensive income for the three months ended March 31, 2009 and 2008 are as follows:

	Cash Flow	Income Tax Related	Cash Flow Hedges	Foreign Currency	Available-for-Sale
	Hedges	to Cash Flow Hedges	Net of Tax	Translation	Financial Assets	Total
	(in million pesos)
Balance at January 1, 2008	1,360	(465)	895	(1,823)	33	(895)
Other comprehensive income for the period	(889)	301	(588)	132	(1)	(457)

Balance at March 31, 2008 (Unaudited)	471	(164)	307	(1,691)	32	(1,352)

Balance at January 1, 2009	–	–	–	(401)	23	(378)
Other comprehensive income for the period	–	–	–	80	(4)	76

Balance at March 31, 2009 (Unaudited)	–	–	–	(321)	19	(302)

7. Income Tax

The net components of consolidated deferred income tax assets (liabilities) recognized in the consolidated statements of financial position:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Net assets	9,154	9,605
Net liabilities	(1,467)	(1,288)

The components of the consolidated net deferred income tax assets (liabilities) are as follows:

	March 31,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Net assets:
Unearned revenues	4,148	4,389
Accumulated provision for doubtful accounts	3,077	3,005
Unrealized foreign exchange losses	2,190	2,088
Pension and other employee benefits	1,272	1,147
Unamortized past service pension costs	913	959
MCIT	145	770
Derivative financial instruments	623	540
Provisions for impaired assets	498	533
Accumulated write-down of inventories to net realizable values	270	270
Net operating loss carryover, or NOLCO	27	22
Capitalized taxes and duties – net of amortization	(291)	(306)
Capitalized foreign exchange differential	(594)	(627)
Undepreciated capitalized interest charges	(3,170)	(3,230)
Others	46	45
	9,154	9,605

Net liabilities:
Unearned revenues	830	898
Pension and other employee benefits	439	384
Asset retirement obligation – net of undepreciated capitalized asset	336	329
Provisions for impaired assets	284	210
Accumulated provision for doubtful accounts	102	223
Fair value adjustment on fixed assets	(323)	–
Intangible assets and fair value adjustments on assets acquired	(592)	(616)
Undepreciated capitalized interest charges	(660)	(679)
Unrealized foreign exchange gains	(623)	(782)
Gain on debt exchange and debt restructuring transactions	(1,170)	(1,197)
Others	(90)	(58)
	(1,467)	(1,288)

Provision for corporate income tax consists of:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Current	3,807	3,060
Deferred	(352)	2,500

	3,455	5,560

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	3,986	5,658
Tax effects of:
Net movement in unrecognized deferred income tax assets	201	187
Non-deductible expenses	72	245
Loss (income) subject to lower tax rate	39	(101)
Equity share in net losses of associates and joint ventures	14	8
Income subject to final tax	(153)	(165)
Income not subject to tax	(657)	(272)
Others	(47)	–
Actual provision for corporate income tax (Note 4)	3,455	5,560

Registration with Economic Zone

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a customer interaction solutions that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under Republic Act No. 7916, or R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in Republic Act No. 8748, or R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered PEZA enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years starting from June 2002. After the ITH period, SPi is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Registration with the Board of Investments, or BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year income tax holiday, or ITH, for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration. Parlance obtained a one-year extension with the BOI starting June 1, 2008 until May 31, 2009.

Ventus and two of its customer interaction projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig customer interaction projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo customer interaction projects and August 2006 for Ventus Pasig customer interaction project. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10,000 to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009. Wolfpac is now subject to 30% regular corporate income tax on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI is registered with the BOI on a pioneer status, namely: (1) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of the registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at March 31, 2009, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011. SBI is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher, for the two registered activities expired in February 2007 and August 2007, respectively.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the regular corporate income tax rate enacted as at the end of the reporting period.

Consolidated tax incentives that were available to us for the three months ended March 31, 2009 and 2008 amounted to Php473 million and Php365 million, respectively.

The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective
January 1, 2009. The VAT rate increased from 10% to 12% effective February 1, 2006. The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulation No. 16-2008 which implemented Republic Act 9504, or R.A. 9504, specifically, the provisions dealing on the Optional Standard Deduction, or OSD, allowed to individuals and corporations in computing their taxable income. The regulation allowed corporations to claim OSD at an amount not exceeding 40% of gross income. This OSD is in lieu of the itemized deduction. R.A. 9504 took effect on July 6, 2008. However, for taxable year 2008, which is the initial year of implementation, the BIR, under RR No. 16-2008, has provided that, in order to simplify and provide ease of administration, July 1, 2008 shall be considered the start of the period when the OSD may be allowed. For the three months ended March 31, 2009, both Smart and Piltel opted to use OSD in computing their taxable income. However, for the three months ended March 31, 2008, all companies used the itemized deductions since the OSD option was not yet available at that time.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. The breakdown of our consolidated unrecognized deferred income tax assets as at March 31, 2009 and December 31, 2008 are as follows:

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Accumulated provision for doubtful accounts	995	419
NOLCO	988	916
Fixed asset impairment	221	239
Accumulated write-down of inventories to net realizable values	111	112
Unearned revenues	107	61
Unrealized foreign exchange losses	50	60
Provisions for other assets	5	6
MCIT	2	1
Operating lease	2	–
	2,481	1,814

Consolidated unrecognized deferred income tax assets	746	545

The breakdown of our unaudited consolidated excess MCIT as at March 31, 2009 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2006	2009	1
2007	2010	131
2008	2011	11
2009	2012	4
		147
Consolidated unrecognized deferred income tax assets from MCIT as at March 31, 2009		(2)

Consolidated recognized deferred income tax asset		145

The breakdown of our unaudited consolidated unutilized NOLCO as at March 31, 2009 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2006	2009	209
2007	2010	513
2008	2011	493
2009	2012	114
		1,329

Consolidated tax benefit from NOLCO		323
Consolidated unrecognized deferred income tax assets from NOLCO as at March 31, 2009		(296)

Consolidated recognized deferred income tax asset		27

8. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Three Months Ended March 31,
	2009		2008
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT for the period	9,580	9,580	10,446	10,446
Dividends on convertible preferred shares	(113)	(113)	(114)	(114)
Consolidated net income attributable to common equity holders of PLDT	9,467	9,467	10,332	10,332

	(in thousands, except per share amounts)

Outstanding common shares at beginning of period	187,484	187,484	188,741	188,741
Effect of issuance of common shares during the period	4	4	150	150
Effect of purchase of treasury stock during the period	(231)	(231)	(41)	(41)
Average incremental number of shares under ESOP during the period	–	16	–	16
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series V (Notes 20 and 26)	–	1	–	–
Preferred Stock Series VI (Notes 20 and 26)	–	4	–	–
Weighted average number of common shares for the period	187,257	187,278	188,850	188,866

Earnings per share for the period attributable to common equity holders of PLDT	Php50.55	Php50.55	Php54.71	Php54.71

Basic EPS is calculated by dividing the consolidated net income for the period attributable to common equity shareholders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing the consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred             shares.
Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2009 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under the ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series A to HH in 2009 and Series A to HH, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at March 31, 2009, we had acquired a total of 2.7 million shares of PLDT’s common stock, representing 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the three months ended March 31, 2009. See Note 19 – Equity and Note 28 – Financial Assets and Liabilities for further discussion.

Dividends Declared For The Three Months Ended March 31, 2009 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php4.675		–
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	–
Charged to income						–

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php1.00		17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 2009	May 29, 2009		1.00	–
						20
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2009	February 20, 2009	March 15, 2009	Php–		12
Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php70.00		13,124
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,249

						24,373
Charged to retained earnings						24,405

* Dividends are declared based on total amount paid up.

Dividends Declared After March 31, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	May 5, 2009	May 22, 2009	June 15, 2009	Php–	12

* Dividends are declared based on total amount paid up.

9. Property, Plant and Equipment

This account consists of:

Vehicles, furniture	Information
Cable and wire	Central office	and other network	Communications	origination and	Land and	Property under
facilities	equipment	Cellular facilities	Buildings	equipment	satellite	termination equipment	land improvements	construction	Total
(in million pesos)
At December 31, 2007
Cost	117,081	86,841	70,045	20,695	32,572	8,454	8,191	2,561	18,532	364,972
Accumulated depreciation and
amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)	(6,407)	(272)	–	(205,558)

Net book value	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Period Ended December 31, 2008 (Audited)
Net book value at
beginning of period	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414
Additions/Transfers – net	3,521	2,304	8,542	874	3,343	–	302	25	6,747	25,658
Disposals/Retirements	(52)	(58)	(108)	(104)	(77)	–	–	(59)	(32)	(490)
Translation differences charged directly to cumulative translation adjustments	–	280	–	(274)	118	338	–	–	–	462
Acquisition through business combination	22	–	50	14	29	–	–	–	–	115
Impairment losses recognized during the year (Note 5)	–	(19)	–	–	(85)	–	–	–	–	(104)
Reclassifications	99	(273)	–	69	98	–	–	–	(13)	(20)
Depreciation and
amortization (Note 4)	(9,048)	(3,871)	(7,544)	(1,084)	(2,201)	(537)	(423)	(1)	–	(24,709)

Net book value at end
of year	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

At December 31, 2008 (Audited)
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation and
amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	–	(216,894)

Net book value	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Period Ended March 31, 2009 (Unaudited)
Net book value at
beginning of period	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326
Additions/Transfers – net	557	104	736	101	455	–	43	68	1,871	3,935
Disposals/Retirements	(6)	(2)	(31)	(1)	(44)	–	–	–	(1)	(85)
Translation differences charged directly to cumulative translation adjustments	(3)	5	–	3	–	36	–	–	–	41
Acquisition through business combination	1,214	189	32	163	21	–	–	74	(9)	1,684
Reclassifications	1,182	(5)	1,803	60	40	–	–	–	(3,080)	–
Depreciation and amortization (Note 4)	(2,712)	(763)	(2,101)	(296)	(600)	(118)	(118)	–	–	(6,708)

Net book value at end
of period	57,832	20,446	33,249	12,897	5,946	824	1,588	2,396	24,015	159,193

At March 31, 2009 (Unaudited)
Net book value at
beginning of period	119,935	84,992	78,982	21,407	34,713	9,721	8,252	2,669	24,015	384,686
Additions/Transfers –
net	(62,103)	(64,546)	(45,733)	(8,510)	(28,767)	(8,897)	(6,664)	(273)	–	(225,493)
57,832	20,446	33,249	12,897	5,946	824	1,588	2,396	24,015	159,193

Substantially, all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest, using an average capitalization rate of 7%, and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Interest (Note 5)	188	184
Foreign exchange (gains) losses – net	(10)	55

As at March 31, 2009 and December 31, 2008, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,277 and Php2,445 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	10 – 20 years
Cable and wire facilities	10 – 15 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Cellular facilities	3 – 10 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 5 years

Property, plant and equipment include the net carrying value of vehicles, furniture and other network equipment under capitalized leases amounting to Php43 million and Php51 million as at March 31, 2009 and December 31, 2008, respectively.

The following table summarizes all changes to the liabilities on asset retirement obligations as at March 31, 2009 and December 31, 2008:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	1,100	952
Accretion expenses	22	85
Additional liability recognized during the period (Note 29)	2	70
Settlement of obligations	(2)	(7)
Asset retirement obligations at end of period (Notes 3 and 21)	1,122	1,100

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco

On February 7, 2008, SBI completed the acquisition of the Cluster 3 Local Exchange Carrier, or LEC, assets of Cruztelco, a local exchange operator offering fixed line services in key parts of Visayas, Mindanao and some parts of Luzon. The Cluster 3 LEC assets are located in Mindanao, specifically in the provinces of Surigao del Norte, Agusan del Norte, Agusan del Sur, Davao del Norte and Misamis Oriental. SBI and Cruztelco signed a Conditional Sale Agreement, or CSA, on September 6, 2007 whereby Cruztelco agreed to sell to SBI its Cluster 3 LEC assets at a price of Php371 million, which was approved by NTC on January 21, 2008.

As defined in the CSA, the acquisition price of the Cluster 3 assets was allocated to equipment, land and buildings and improvements in the amount of Php318 million, Php31 million and Php22 million, respectively.

On February 26, 2008, the Deeds of Sale over land and building located in Cagayan De Oro City amounting to Php6 million and Php3 million, respectively, were rescinded as mutually agreed upon by SBI and Cruztelco. The allocation of the acquisition price of the Cluster 3 assets has been adjusted to reflect the rescission agreement.

On March 2, 2009, SBI’s Board of Directors approved the sale and transfer of the Cluster 3 LEC assets to Philcom. As at May 5, 2009, the sale and transfer of the Cluster 3 LEC assets to Philcom was not yet completed.

Asset Impairment Review

In 2006, management determined that due to Mabuhay Satellite’s difficulty in generating cash flows with the
Agila 2 satellite nearing its end-of-life and other events affecting its business, the transponders on the Agila 2 satellite were considered impaired. This impairment review was based on the net present value of future cash flows from the continued use of this asset group using the discount factor of 10% as applied on cash flow projections until 2010. An impairment loss of Php1,391 million was charged to the carrying value of the satellite as at December 31, 2006 and included in the “Accumulated depreciation and amortization” account in the consolidated statement of financial position as at December 31, 2006. In 2008 and 2007, we performed an impairment review on Mabuhay Satellite’s Agila 2 transponders and no additional impairment was recognized. Annual update in the impairment testing will be completed at year-end.

Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III

On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III, wherein the parties agreed that Mabuhay Satellite shall, subject to fulfillment of certain closing conditions, lease to ProtoStar III the transponders on the Agila 2 satellite and assign, transfer and convey to the ProtoStar III Branch its customer contracts, the ground facilities and equipment, the real property leases, the Agila 2 satellite and all other assets of Mabuhay Satellite relating to the business for a consideration of 32.5 million Series C Preferred Shares of ProtoStar with a par value of US$0.001 per share, full settlement of all of the amounts due from Mabuhay Satellite under the Omnibus Credit and Security Agreement and a one time payment on the closing date of US$1.4 million. The lease period of the transponders would be from closing date, as defined in the agreement, to the earlier of the end of life of the Agila 2 satellite or to the date when Mabuhay Satellite assigns, transfers and conveys to the ProtoStar III Branch all of its rights, title and interest in the Agila 2 satellite provided certain conditions are satisfied.

As at March 31, 2009, Mabuhay Satellite and ProStar III have yet to complete the necessary closing condition of the agreement.

10. Investments in Associates and Joint Ventures

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Investment in Associates:
ACeS International Limited	1,896	1,896
Blue Ocean Wireless	724	724
Philweb Corporation	712	712
BayanTrade Dotcom, Inc.	125	97
ePDS, Inc.	6	6

	3,463	3,435
Investments in Joint Ventures:
Mabuhay Space Holdings Limited	925	910
PLDT Italy S.r.l.	1	1
	926	911
	4,389	4,346
Less accumulated impairment losses and equity share in net losses of associates and joint ventures	3,136	3,172

	1,253	1,174

Movements in the accumulated equity share in net losses of associates and joint ventures are as follows:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	269	93
Equity share in net losses of associates and joint ventures for the period	45	176
Translation adjustments	(2)	–
Reclassifications	(94)	–

Balance at end of period	218	269

Movements in the accumulated impairment losses are as follows:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	2,903	2,782
Translation adjustments	15	(161)
Impairment for the period (Note 5)	–	282
Balance at end of period	2,918	2,903

Investments in Associates

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at March 31, 2009, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

See Note 24 – Related Party Transactions and Note 26 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships in respect of AIL.

Investment of Smart in Blue Ocean Wireless, or BOW

As at March 31, 2009, Smart (through its subsidiary, SCH) had shareholdings of 380,844 shares representing 28% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008. BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The total unpaid subscription price of Php75 million was recorded as part of “Accrued expenses and other current liabilities” account in the consolidated statement of financial position.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at March 31, 2009, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 120 Internet Casino Stations nationwide. As at March 31, 2009 and December 31, 2008, the market value of ePLDT’s investments in Philweb, based on quoted share price, amounted to Php1,492 million and Php928 million, respectively.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade engages in the business of providing (a) a business-to-business electronic marketplace to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) online bidding services for negotiating typically large value and volume transactions over the internet; (d) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; (e) information technology services, including contact center operations, software development, business process outsourcing, internal access and e-commerce services, back office processing and system integration; and (f) facilitating services incidental to the business. BayanTrade was incorporated initially as an e-procurement joint venture established with six of the Philippines’ leading conglomerates. It is now the leading authorized software reseller in the Philippines of Global ERP software. ePLDT currently owns 93.50% of the outstanding capital stock of BayanTrade as a result of ePLDT’s acquisition of 48.39% equity interest of joint venture partners in April 15, 2009 and 34.31% equity interest acquired under the rights offering that was completed in January 2009. BayanTrade officers and employees owns 6.5% equity interest in BayanTrade, excluding unexercised warrants and options granted to officers and employees. On a fully diluted basis, ePLDT owns 80.22% equity interest in BayanTrade as at April 2009.

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Piltel’s Acquisition of Shares in Manila Electric Company, or Meralco

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., together the Lopez Group and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco. As part of the transaction, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel will purchase an exchangeable note to be issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22.2 million shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exerciseable simultaneously with the acquisition of such shares by Piltel.

Summarized Financial Information of Equity Investees

The following table presents the summarized financial information of our investments in associates in conformity with PFRS for equity investees for which we have significant influence as at March 31, 2009 and December 31, 2008 and for the three months ended March 31, 2009 and 2008.

	March 31,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	1,467	1,097
Current assets	1,245	1,117
Capital deficiency	(9,092)	(9,048)
Noncurrent liabilities	10,763	10,482
Current liabilities	1,041	780

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Consolidated Income Statements:
Revenues	375	457
Expenses	272	59
Net income (loss)	77	(55)

Investments in Joint Ventures

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila 2 satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L an amount of US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, in the event of liquidation, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004.

Investment of PLDT Global in PLDT Italy S.r.l., or PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy. On March 12, 2008, PLDT Global, Hutchison Global Communications Limited, or HGC, a company based in Hong Kong, and PLDT Italy entered into a Co-Operating Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, has been capped at €7.0 million. PLDT Global and HGC agree to share equally the profit and loss from the operations of PLDT Italy. PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC under this Cooperation Agreement.

Summarized Financial Information of Joint Ventures

The following table presents the summarized financial information of our investments in joint ventures as at March 31, 2009 and December 31, 2008 and for the three months ended March 31, 2009 and 2008.

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	498	438
Current assets	137	1
Capital deficiency	(183)	(1)
Noncurrent liabilities	721	(438)
Current liabilities	97	–

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Consolidated Income Statements:
Revenues	65	–
Expenses	133	22
Net loss	70	22

11. Investment Properties

Movements in investment properties are as follows:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of period	617	577
Net gain from fair value adjustments	–	59
Disposals	–	(19)
Balance at end of period (Notes 3 and 28)	617	617

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s-length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

No expenses were incurred for investment properties for the three months ended March 31, 2009 and 2008.

12. Business Combinations

2009 Acquisition

PLDT’s Acquisition of Philcom Corporation, or Philcom

On January 3, 2009, PLDT, PGR and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a total consideration of Php78 million, representing cash payment of Php75 million and incidental cost of Php3 million. See Note 2 – Summary of Significant Accounting Policies and Practices.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values at the date of acquisition. The provisional values of the identifiable acquired assets and liabilities of Philcom as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional Value
	Previous Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	579	1,684
Deferred income tax	5	5
Other noncurrent assets	5	5
Cash and cash equivalents	50	50
Trade and other receivables – net	332	332
Inventories and supplies	15	15
Prepayments	8	8
	994	2,099

Liabilities:
Long-term debt	340	340
Deferred income tax liabilities	12	343
Pension and other benefits	14	14
Accounts payable	1,196	1,196
Accrued expenses and other current liabilities	78	78
Income tax payable	5	5
Dividends payable	6	6

	1,651	1,982

	(657)	117
Minority interests	39	39

Net assets acquired	(696)	78

The fair value adjustment at the date of acquisition was provisional as we had sought an independent valuation for the property, plant and equipment owned by Philcom. The results of this valuation have not been finalized as at
May 5, 2009. In addition, PLDT is also in the process of engaging an independent appraiser to establish the fair values of the acquired assets and liabilities of Philcom including intangible assets existing at the date of acquisition.

2008 Acquisitions

ePLDT’s Acquisition of Minority Interests in Airborne Access

On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the minority stockholders of Airborne Access, thereby increasing its 51% ownership interest to 99.4%. As a result of the transaction, goodwill amounting to Php13 million, representing the difference between the consideration and the book value of the interest acquired, was recognized.

Smart’s Acquisition of PHC, FHI and CURE

On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively owned a 100% equity interest of CURE for a total consideration of Php420 million. Smart initially recorded the assets and liabilities of PHC, FHI and CURE at net book values and recognized goodwill of Php248 million provisionally for the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. The fair value adjustment at the date of acquisition was provisional as we had sought an independent valuation to establish the fair values of acquired assets and liabilities of PHC, FHI and CURE including intangible assets existing at the date of the acquisition.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the time of acquisition. The provisional values of the identifiable acquired assets and liabilities of PHC, FHI and CURE as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous	Provisional Value
	Carrying	Recognized on
	Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	115	115
Investments in associates and joint ventures	6	6
Provisional goodwill (Note 13)	–	248
Other noncurrent assets	4	4
Cash and cash equivalents	52	52
Other current assets	78	78
	255	503

Liabilities:
Accounts payable	82	82
Accrued expenses and other current liabilities	1	1
	83	83

Net assets acquired	172	420

Our consolidated revenues would have increased by Php2 million while our consolidated net income would have decreased by Php124 million for the year ended December 31, 2008 had the acquisition of PHC, FHI and CURE actually taken place on January 1, 2008. Total net loss of PHC, FHI and CURE included in our 2008 consolidated income statement from the time of acquisition until December 31, 2008 amounted to Php179 million.

13. Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	Intangible Assets						Total Goodwill
	Customer			Technology	Total Intangible		and Intangible
	List	Spectrum	Licenses	Application	Assets	Goodwill	Assets
	(in million pesos)
March 31, 2009 (Unaudited)
Cost:
Balance at beginning of period	1,696	1,205	370	894	4,165	12,289	16,454
Translation adjustments	25	–	–	–	25	155	180
Additions during the period	–	–	6	–	6	–	6
Balance at end of period	1,721	1,205	376	894	4,196	12,444	16,640

Accumulated amortization and impairment:
Balance at beginning of period	794	348	203	860	2,205	3,799	6,004
Amortization during the period	55	20	6	12	93	–	93
Translation adjustments	12	–	–	–	12	46	58
Balance at end of period	861	368	209	872	2,310	3,845	6,155

Net balance at end of period (Notes 3 and 28)	860	837	167	22	1,886	8,599	10,485

Estimated useful lives (in years)	3 – 7	15	6 – 18	4 – 5	–	–	–
Remaining useful lives (in years)	2 – 4	11	2 – 14	1	–	–	–
December 31, 2008 (Audited)
Cost:
Balance at end of year	1,486	1,205	318	812	3,821	10,879	14,700
Translation adjustments	210	–	–	(1)	209	1,312	1,521
Additions during the year	–	–	–	83	83	261	344
Reclassifications	–	–	52	–	52	–	52
Adjustments during the year	–	–	–	–	–	(163)	(163)

Balance at end of year	1,696	1,205	370	894	4,165	12,289	16,454

Accumulated amortization and impairment:
Balance at end of year	384	268	182	516	1,350	1,629	2,979
Impairment during the year (Note 5)	127	–	–	297	424	2,026	2,450
Amortization during the year	231	80	19	47	377	–	377
Translation adjustments	52	–	(1)	–	51	144	195
Reclassifications	–	–	3	–	3	–	3

Balance at end of year	794	348	203	860	2,205	3,799	6,004

Net balance at end of year (Notes 3 and 28)	902	857	167	34	1,960	8,490	10,450

Estimated useful lives (in years)	3 – 7	15	6 – 18	4 – 5	–	–	–
Remaining useful lives (in years)	3 – 4	11	3 – 14	1 – 2	–	–	–

ePLDT’s Acquisition of Minority Interests in Airborne Access

On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the minority stockholders of Airborne Access, thereby increasing its 51% ownership interest to 99.4%. As a result of the transaction, goodwill amounting to Php13 million, representing the difference between the consideration and the book value of the interest acquired, was recognized.

Intangible Assets

In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment was a result of projected decline on revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by our management. Annual update in the impairment testing will be completed at year-end.

The unaudited future amortization of other intangible assets as at March 31, 2009 is as follows:

Year	(in million pesos)
2009(1)	283
2010	348
2011	337
2012	869
2013 and onwards	49
Balance at end of period	1,886

(1) April 1, 2009 through December 31, 2009.

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE and Airborne Access

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at March 31, 2009, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004 and CURE in 2008, and SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets with Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE and SBI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment.

Smart’s wireless business segment is its largest revenue and cash flow contributor. As such, there is no impairment of Smart’s wireless business segment. As at March 31, 2009, the recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a 5-year period from 2009 to 2013. The pre-tax discount rate applied to cash flow projections is 8.2% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Other than as discussed above, management believes that no reasonable possible change in any of the above key assumptions would cause the carrying value of the wireless business segment to exceed its recoverable amount.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of SPi and its Subsidiary, CyMed and Springfield

The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

We recognized an impairment loss of Php1,815 million in 2008 pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We recognized an impairment loss of Php203 million in 2008 pertaining to the goodwill from acquisition of Level Up!.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We impaired a portion of the goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php8 million in 2008.

Annual update in the impairment testing will be completed at year-end.

14. Cash and Cash Equivalents

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	3,914	4,164
Temporary cash investments (Note 28)	47,269	29,520

	51,183	33,684

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

15. Investment in Debt Securities

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Government Securities	665	1,656
National Power Corporation, or NAPOCOR, Zero Coupon Bonds	297	292
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
Republic of the Philippines Credit Linked Notes	–	193
	1,112	2,291
Less current portion of investment in debt securities	665	1,656

Net of noncurrent portion of investment in debt securities	447	635

Government Securities

In 2008, Piltel invested in peso-denominated government securities comprised of fixed rate treasury notes, or FXTNs, and treasury bills, or T-bills, at an average yield to maturity of 6.3194% per annum, maturing in 2009. As at March 31, 2009, the carrying value of FXTNs and T-bills amounted to Php652 million and Php13 million, respectively. Government securities, which are classified as held-to-maturity, are carried at amortized cost using the effective interest rate method. Interest income recognized for the three months ended March 31, 2009 amounted to Php22 million.

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond (NAPOCOR Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.875%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php5 million for each of the three months ended March 31, 2009 and 2008.

Republic of the Philippines Credit Linked Notes

On February 15, 2008, Smart invested in a Credit Linked Note, CLN, of Php205 million (with a notional amount of US$5 million) issued by ING Amsterdam (“Issuer”), with the Republic of the Philippines, or ROP, as the underlying credit. The CLN bears semi-annual coupon payments to effectively yield 6.125% per annum and matures on February 15, 2011. On maturity date, the Issuer has the option to settle the interest and principal amount in U.S. Dollars or its equivalent amount in Pesos, calculated at a fixed exchange rate. Coupon payment dates are semi-annual every February 15 and August 15, provided that no termination and/or early redemption event has occurred. If a termination or early redemption event occurs, interest shall cease to accrue and the Issuer has the option on settlement date to settle the notes by paying cash or to deliver the Deliverable Obligations (as defined in the CLN) to Smart. Under PAS 39, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid contract as a financial asset or financial liability at fair value through profit or loss. Since the investment in CLN contains multiple embedded derivatives, Smart designated the entire instrument as a financial asset at fair value through profit or loss. On February 10, 2009, Smart opted to unwind the entire investment in the CLN with net proceeds of Php203 million. Realized gain for the three months ended March 31, 2009 amounted to Php10 million.

RCBC Note

In 2008, Smart purchased at par a 10-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for the three months ended March 31, 2009 and 2008 amounted to Php2 million and Php1 million, respectively.

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT is entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of $0.6925 per share during the exercise period. PLDT paid an amount of US$27.5 million to ProtoStar which will be utilized by PLDT to pay the exercise price if PLDT exercises the option at or prior to expiration of the exercise period, otherwise, such payment would be applied as payment of the service fees to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. See Note 26 – Contractual Obligations and Commercial Commitments. As at March 31, 2009, the US$27.5 million, or Php1,332 million, is presented as part of current portion of advances and refundable deposits in our consolidated statement of financial position. The value of the equity call option is not material.

Exchangeable Note Issued by First Philippine Utilities Corporation, or FPUC

As part of the share acquisition transaction entered into on March 12, 2009, Piltel and the Lopez Group also entered into an exchangeable note agreement pursuant to which Piltel will purchase an exchangeable note issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into 22.2 million shares of common stock of Meralco, which will constitute part of approximately 20% of Meralco’s shares of common stock to be acquired by Piltel in this transaction. The exchange option is exercisable simultaneously with the acquisition of such             shares by Piltel.

16. Trade and Other Receivables

This account consists of receivables from:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Corporate subscribers (Notes 24 and 28)	10,514	9,188
Retail subscribers (Note 28)	8,712	8,993
Foreign administrations (Note 28)	4,891	5,916
Domestic carriers (Note 28)	871	877
Dealers, agents and others (Notes 24 and 28)	10,324	3,271

	35,312	28,245
Less allowance for doubtful accounts	13,266	12,336

	22,046	15,909

Movements in the allowance for doubtful accounts are as follows:

		Corporate		Foreign		Dealers, Agents and
	Total	Subscribers	Retail Subscribers	Administrations	Domestic Carriers	Others
	(in million pesos)
March 31, 2009 (Unaudited)
Balance at beginning of period	12,336	6,323	5,089	439	174	311
Business combinations	475	–	454	–	–	21
Provisions for the period (Notes 3 and 5)	427	103	305	–	10	9
Reclassifications	24	107	(85)	5	(21)	18
Translation adjustments	9	5	–	–	–	4
Write-offs	(5)	(5)	–	–	–	–
Balance at end of period	13,266	6,533	5,763	444	163	363

Individual impairment	11,921	6,247	4,725	444	163	342
Collective impairment	1,345	286	1,038	–	–	21

	13,266	6,533	5,763	444	163	363

Gross amount of receivables individually impaired, before deducting any individually assessed impairment allowance	11,989	6,315	4,725	444	163	342

December 31, 2008 (Audited)
Balance at beginning of year	12,855	5,875	4,318	1,047	381	1,234
Provisions for the year (Notes 3 and 5)	1,079	98	850	85	26	20
Translation adjustments	111	43	44	–	–	24
Reversals	(16)	–	–	(2)	(13)	(1)
Write-offs	(1,693)	(314)	(189)	(645)	(142)	(403)
Reclassifications	–	621	66	(46)	(78)	(563)
Balance at end of year	12,336	6,323	5,089	439	174	311

Individual impairment	11,636	6,056	4,656	439	174	311
Collective impairment	700	267	433	–	–	–

	12,336	6,323	5,089	439	174	311

Gross amount of receivables individually impaired, before deducting any individually assessed impairment allowance	11,708	6,128	4,656	439	174	311

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivables are shown net of related payable to the same telecommunications carriers because legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others as at March 31, 2008 include advances to PLDT’s Beneficial Trust Fund amounting to Php8,380 million.

17. Inventories and Supplies

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,095	936
At cost	2,079	1,098
Terminal and cellular phone units:
At net realizable value	1,189	966
At cost	1,312	1,933
Others:
At net realizable value	370	167
At cost	370	167

Total inventories at the lower of cost or net realizable value (Note 28)	2,654	2,069

Total write-down of inventories and supplies recognized for the three months ended March 31, 2009 and 2008 amounted to Php33 million and Php17 million, respectively.

18. Prepayments

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 7)	6,655	6,178
Prepaid fees and licenses	362	100
Prepaid insurance (Note 24)	182	161
Prepaid rent	48	31
Other prepayments	270	195
	7,517	6,665
Less current portion of prepayments	4,942	4,164

Noncurrent portion of prepayments	2,575	2,501

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

19. Equity

The movement of PLDT’s capital accounts as at December 31, 2008 and March 31, 2009 are as follows:

	Preferred Stock –
	Php10 par value per share
	Series		Total Preferred			Common Stock –
	A to HH	IV	Stock			Php5 par value per share
	No. of Shares			Amount	No. of Shares	Amount
	(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balance at January 1, 2008	405	36	441	Php4,417	188	Php943
Conversion	–	–	–	(3)	1	3
Issuance	–	–	–	1	–	1

Balance at December 31, 2008 (Audited)	405	36	441	Php4,415	189	Php947

Balance at January 1, 2009	405	36	441	Php4,415	189	Php947
Conversion	–	–	–	(1)	–	–
Balance at March 31, 2009 (Unaudited)	405	36	441	Php4,414	189	Php947

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to HH 10% Cumulative Convertible Preferred Stock earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at March 31, 2009, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to HH 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 30, 2007, the Board of Directors designated 150,000 shares of preferred stock as Series HH 10% Cumulative Preferred Stock for issuance from January 1, 2007 up to December 31, 2009.

The issuance of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC on April 2, 2007.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend pay out equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at March 31, 2009, we had acquired a total of 2.7 million shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million in accordance with the share buyback program. See also Note 8 – Earnings Per Common Share and Note 28 – Financial Assets and Liabilities.

20. Interest-bearing Financial Liabilities

This account consists of the following:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt (Notes 9, 23, 26 and 28)	63,298	58,899
Obligations under finance lease (Notes 9, 23, 26 and 28)	9	11
	63,307	58,910

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 23, 26 and 28)	561	553
Long-term debt maturing within one year (Notes 9, 23, 26 and 28)	15,262	14,459
Obligations under finance lease maturing within one year (Notes 9, 26 and 28)	55	59
Preferred stock subject to mandatory redemption (Notes 26 and 28)	9	9
	15,887	15,080

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	March 31,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 28)	4,461	4,576
Obligations under finance lease (Note 9)	2	1
Total unamortized debt discount at end of period	4,463	4,577

The following table describes all changes to unamortized debt discount as at March 31, 2009 and December 31, 2008.

	March 31,
	2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	4,577	4,538
Revaluations during the period	90	706
Additions during the period	6	154
Accretion during the period charged to interest expense (Note 5)	(210)	(806)
Settlements and conversions during the period	–	(15)
Total unamortized debt discount at end of period	4,463	4,577

Long-term Debt

Long-term debt consists of:

		March 31, 2009			December 31, 2008
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
	5.65% and US$LIBOR + 0.65% -
	2.5% in 2009 and 5.65% - 7.58%
	and US$LIBOR + 0.55% - 2.5%
Kreditanstalt für Wiederaufbau, or KfW	in 2008	US$	73	Php3,537	US$	74	Php3,540
	0.05% + US$LIBOR in 2009
Finnvera, Plc, or Finnvera	and 2008		20	962		30	1,420
	3.79% in 2009 and 3.79% - 6.6%
	and US$LIBOR + 0.15% - 0.65%
Others	in 2008		7	359		7	351

			100	4,858		111	5,311
Fixed Rate Notes	8.35% - 11.375% in 2009 and 2008		552	26,738		560	26,693
Term Loans:
	2.25% in 2009 and 2.25% and
Debt Exchange Facility	US$LIBOR + 1% in 2008		200	9,665		196	9,357
	4.49% - 4.70% and US$LIBOR
	+ 0.42% - 1.85% in 2009 and
	4.49% - 4.70% and US$LIBOR
GSM Network Expansion Facilities	+ 0.42% - 0.815% in 2008		165	7,997		183	8,698
	6% and US$LIBOR + 0.42% - 0.5%
	in 2009 and 6% - 8.9% and US$
Others	LIBOR + 0.40% - 0.50% in 2008		130	6,318		141	6,694
	US$LIBOR + 1.75% - 2.75% in
Satellite Acquisition Loans	2009 and 2008		13	620		13	610
		US$	1,160	56,196	US$	1,204	57,363

Philippine Peso Debt:
	5.625% - 9.1038% in 2009 and
Fixed Rate Corporate Notes	5.625% - 8.4346% in 2008			14,925			9,921
Term Loans:
	6.125%, MART1 + 0.75% and
	PDST-F + 1% - 1.50% in 2009 and
Unsecured Term Loans	2008			7,428			6,070
	PDST - F + 5.7% + Bank’s cost
	of funds and AUB’s prime rate
	in 2009 and 7.09% and MART1 +
Secured Term Loans	5.70% in 2008			11			4
				22,364			15,995

Total long-term debt				78,560			73,358
Less portion maturing within one year (Note 28)				15,262			14,459

Noncurrent portion of long-term debt (Note 28)				Php63,298			Php58,899

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding unaudited consolidated long-term debt at nominal values as at
March 31, 2009 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2009(1)	246	11,896	756	12,652
2010	126	6,116	1,952	8,068
2011	70	3,407	1,951	5,358
2012	211	10,196	5,193	15,389
2013 and onwards	598	28,947	12,607	41,554
	1,251	60,562	22,459	83,021

(1) April 1, 2009 through December 31, 2009.

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at March 31, 2009, we owed an aggregate principal amount of US$73 million, or Php3,537 million, to KfW, as follows:

•	US$53 million provided under various export credit agency-backed facilities, of which US$0.6 million was in connection with our expansion and service improvement programs, and US$52.4 million in connection with the US$149 million refinancing facility discussed below; and

•	US$20 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$13 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We had drawn US$140 million, or Php6,777 million, under this facility as at March 31, 2009. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$42 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.

As at March 31, 2009, the outstanding balance under the facility amounted to US$20 million (US$19.9 million, net of unamortized debt discount of US$0.1 million), or Php968 million (Php962 million, net of unamortized debt discount of Php6 million).

This facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. Of the amount outstanding under the remaining Finnvera guaranteed loan, US$10 million will mature in 2009 and US$10 million will mature in 2010.

Exportkreditnamnden, or EKN

On November 25, 2008, Smart signed a US$22 million 5-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA,/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent. On December 10, 2008, Nordea Bank AB assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN. The initial drawdown under this facility was made on December 15, 2008 in the amount of US$8 million.

As at March 31, 2009, the outstanding balance under the facility amounted to US$8 million (US$7 million, net of unamortized debt discount of US$1 million) or Php400 million (Php359 million, net of unamortized debt discount of Php41 million).

The facility is payable in 10 equal semi-annual installments with final repayment due on December 10, 2013. Interest is payable at a fixed rate of 3.79% per annum. As at March 31, 2009, the undrawn balance of this facility was US$14 million.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at March 31, 2009 and December 31, 2008:

			March 31, 2009			December 31, 2008
Principal Amount	Interest Rate	Maturity Date	(Unaudited)			(Audited)
			(in millions)
US$290,677,000	8.350%	March 6, 2017	US$	287	Php13,917	US$	291	Php13,896
US$155,040,000	11.375%	May 15, 2012		151	7,312		155	7,380
US$113,786,000	10.500%	April 15, 2009		114	5,509		114	5,417
			US$	552	Php26,738	US$	560	Php26,693

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The breakdown of the total outstanding amount of Smart debt issued to participating Piltel creditors is as follows:

•	2007 Facility in the amount of US$0.2 million which was paid in full on December 28, 2007;

•	2008 Facility in the amount of US$2.9 million which was paid in full on December 23, 2008; and

•	2014 Facility in the amount of US$280.1 million will be payable in full on June 30, 2014.

As at March 31, 2009, the outstanding balance of the 2014 Facility amounted to US$280 million (US$200 million, net of unamortized debt discount of US$80 million), or Php13,565 million (Php9,665 million, net of unamortized debt discount of Php3,900 million).

Interest for the 2014 Facility is at a fixed rate of 2.25% per annum. Furthermore, a portion of the 2014 Facility amounting to US$144 million has a variable yield option which expired on December 23, 2008 whereby the creditors had the option to elect for an early repayment at a discount in December 2007 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 of which US$20.8 million (US$20.77 million, net of unamortized debt discount of US$0.03 thousand), or Php1,007 million (Php1,006 million, net of unamortized debt discount of Php1 million), remained outstanding as at March 31, 2009. Interest is payable at a fixed rate of 4.49% per annum. The loan is payable over five years in 10 equal semi-annual payments starting May 2005 with final repayment in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in 10 equal installments with final repayment on July 11, 2011. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million. The amount of US$15 million (US$14.94 million, net of unamortized debt discount of US$0.06 thousand), or Php726 million (Php724 million, net of unamortized debt discount of Php2 million), remained outstanding as at March 31, 2009.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million was drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable at a fixed rate of 4.515% per annum. As at March 31, 2009, US$22 million (US$21.9 million, net of unamortized debt discount of US$0.1 thousand), or Php1,061 million (Php1,058 million, net of unamortized debt discount of Php3 million), remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at March 31, 2009, US$22 million, or Php1,070 million (Php1,066 million, net of unamortized debt discount of Php4 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a 5-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at March 31, 2009, US$41.7 million, or Php2,018 million (Php2,017 million, net of unamortized debt discount of Php1 million), remained outstanding.

On October 10, 2007, Smart signed a US$50 million 5-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in 10 equal semi-annual payments with final repayment on March 10, 2013. As at March 31, 2009, US$40 million (US$39.7 million, net of unamortized debt discount of US$0.3 million), or Php1,937 million (Php1,924 million, net of unamortized debt discount of Php13 million), remained outstanding.

On November 27, 2008, Smart signed a US$50 million 5-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The loan is payable in 10 equal semi-annual installments with final repayment date on the fifth anniversary of the first drawdown. The initial drawdown was made on January 23, 2009 in the amount of US$5 million. As at March 31, 2009, the outstanding balance under the facility amounted to US$5 million (US$4.2 million, net of unamortized debt discount of US$0.8 million), or Php242 million (Php202 million, net of unamortized debt discount of Php40 million). The remaining undrawn balance of this facility amounted to US$45 million.

As at March 31, 2009, the aggregate outstanding balance of these loans amounted to US$166 million (US$165 million, net of unamortized debt discount of US$1 million), or Php8,062 million (Php7,997 million, net of unamortized debt discount of Php65 million).

Other Term Loans

On July 1, 2004, CyMed availed itself of a 5-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at March 31, 2009 amounted to US$0.5 million, or Php23 million, with equal quarterly payments of US$35 thousand up to July 31, 2009 and a final payment of US$397 thousand on September 30, 2009.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. US$50 million each was drawn from the facility on March 27 and April 10, 2008. The outstanding balance of this loan as at March 31, 2009 amounted to US$80 million, or Php3,874 million, which is payable over five years in 10 equal semi-annual installments with final repayment on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at March 31, 2009 amounted to US$50 million, or Php2,421 million, which is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Omnibus Credit and Security Agreement with a syndicate of local banks, or the Banks, which includes a term loan to Mabuhay Satellite which term loan will mature on various dates from 2007 to 2009. As at March 31, 2009, the outstanding amount under the term loan was US$13 million, or Php620 million.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system;
(b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system. On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III on certain of its assets. See Note 9 – Property, Plant and Equipment.

In 2006, the Banks have approved Mabuhay Satellite’s request to extend the maturity of the loan under the Omnibus Credit and Security Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Philippine Peso Debts:

Fixed Rate Corporate Notes

Php5,000 Million Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A 5-year notes amounting to Php3,800 million and Series B 10-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php5,000 million remained outstanding as at March 31, 2009 (Php4,974 million, net of unamortized debt discount of Php26 million).

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued Php5,000 million 5-year fixed rate corporate notes to finance Smart’s capital expenditures for network upgrade and expansion. The amount of Php5,000 million remained outstanding as at March 31, 2009 (Php4,951 million, net of unamortized debt discount of Php49 million). The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 12, 2013.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A 5-year notes amounting to Php2,390 million, Series B 7-year notes amounting to Php100 million, and Series C 10-year notes amounting to Php2,510 million. Proceeds from the facility will be used to finance capital expenditures of PLDT.

Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million. The outstanding balance of this loan as at March 31, 2009 amounted to Php1,528 million (Php1,524 million, net of unamortized debt discount of Php4 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million, respectively, to refinance their respective participations in the 10-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. Amounts of Php400 million and Php20 million, respectively, remained outstanding as at March 31, 2009.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance capital expenditures. The facility is payable over five years in 16 equal quarterly installments commencing on the fifth quarter from initial drawdown date with final repayment on November 13, 2013. The facility was drawn on November 13, 2008 for the full amount of Php2,500 million (Php2,489 million, net of unamortized debt discount of Php11 million), which remained outstanding as at March 31, 2009.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million, which remained outstanding as at March 31, 2009. The loan is payable over five years in 10 equal semi-annual installments with final repayment on December 12, 2013. As at March 31, 2009, the undrawn balance of the loan was Php1,900 million.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million, which remained outstanding as at March 31, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. As at March 31, 2009, the undrawn balance of the loan was Php2,500 million, which was subsequently drawn on April 14, 2009.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The total amount of Php2,000 million remained outstanding as at March 31, 2009. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable after five years from drawdown date. As at March 31, 2009, the undrawn balance of the loan was Php2,500 million, which was subsequently drawn on April 17, 2009.

Php1,000 Million Term Loan Facility

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation amounting to Php1,000 million to finance capital expenditures for service improvement and network expansion. The facility is payable over five years in eight equal semi-annual installments commencing on the third semester from initial drawdown date. As at March 31, 2009, the undrawn balance of the loan was Php1,000 million, which was subsequently drawn on April 27, 2009.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with Philippine Financial Reporting Standards, or PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since as at March 31, 2009, approximately 72% of PLDT’s total consolidated debts was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at March 31, 2009, Smart has complied with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Omnibus Credit and Security Agreement of Mabuhay Satellite imposes several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger and consolidation with and sale to another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

As at March 31, 2009, we are in compliance with all of our debt covenants.

Obligations Under Finance Lease

The unaudited future minimum payments for finance leases as at March 31, 2009 are as follows:

Year	(in million pesos)
2009	55
2010	5
2011	3
2012	2
2013 and onwards	1
Total minimum finance lease payments (Note 26)	66
Less amount representing interest	2

Present value of net minimum finance lease payments (Notes 3 and 28)	64
Less obligations under finance lease maturing within one year (Notes 9 and 28)	55

Long-term portion of obligations under finance lease (Notes 9 and 28)	9

Municipal Telephone Projects

As at March 31, 2009, PLDT had paid all of its obligations on the lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. In 1993, under the FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties will be transferred to PLDT upon completion of some documents in the contract being prepared for the transfer of ownership.

Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the DOTC. Presently, the 18 public calling office stations that are the subject of the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination. The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding
Php23 million. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated
September 3, 2008, alleging an unpaid amount of Php30 million as at November 30, 2008. Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitration in accordance with the provisions of the MTPO Contract, specifically in Section 9.5, the provision on Arbitration.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and ePLDT have finance lease obligations in the aggregate amount of Php23 million as at March 31, 2009 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009 (Unaudited)			December 31, 2008 (Audited)
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of period	2	7	9	49	966	1,015
Conversion (Note 29)	–	–	–	(50)	(1,027)	(1,077)
Accretion	–	–	–	3	36	39
Revaluation	–	–	–	–	32	32
Balance at end of period (Notes 26 and 28)	2	7	9	2	7	9

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” account in the consolidated statements of financial position. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Series VI Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. See Note 2 – Summary of Significant Accounting Policies and Practices and Note 28 – Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” account in the consolidated statements of financial position.

The difference between the amount designated as liability components of the Series V and VI Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to preferred stock subject to mandatory redemption and charged to interest as at March 31, 2008 amounted to Php27 million. There were no accretions added to preferred stock subject to mandatory redemption as at March 31, 2009.

Preferred stock subject to mandatory redemption amounted to Php9 million as at March 31, 2009 and December 31, 2008 after revaluation of Series VI Convertible Preferred Stock to the exchange rates at the end of the reporting periods and after giving effect to the above accretions, conversions and additional issuances. As at March 31, 2009 and December 31, 2008, 11,853,547 shares and 11,853,298 shares, respectively, of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s Common Stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1. As at March 31, 2009, 1,106 shares of Series V Convertible Preferred Stock and 3,891 shares of Series VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, remained outstanding. Holders thereof may voluntarily convert such shares into PLDT common shares at any time. Any such             shares which remain outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the immediately following date.

The aggregate redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php9 million as at March 31, 2009 and December 31, 2008. See Note 26 – Contractual Obligations and Commercial Commitments.

The corresponding dividends on these shares charged as interest expense amounted to Php55 thousand and Php2 million for the three months ended March 31, 2009 and 2008, respectively. See Note 5 – Income and Expenses and Note 8 – Earnings Per Common Share.

Notes Payable

As at March 31, 2009, SPi had an outstanding balance of short-term notes of US$12 million. Interest on the notes range from 5.25% to 5.30% of the outstanding balance per annum and the notes are payable within 180 to 360 days from the issuance date. The outstanding balance of US$12 million, or Php561 million, as at March 31, 2009 will mature on various dates from February 2, 2009 to August 3, 2009.

21. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	9,155	8,650
Liabilities on asset retirement obligations (Notes 3 and 9)	1,122	1,100
Future earn-out payments – net	625	593
Unearned revenues (Note 23)	173	190
Others	49	49
	11,124	10,582

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

22.	Accounts Payable

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Notes 26 and 28)	12,458	14,131
Carriers (Note 28)	2,703	1,780
Taxes (Notes 27 and 28)	1,940	1,970
Related parties (Note 24)	16	120
Others	198	267
	17,315	18,268

23. Accrued Expenses and Other Current Liabilities

This account consists of:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Note 24)	14,583	13,504
Unearned revenues (Note 21)	3,985	4,249
Accrued employee benefits (Note 25)	2,743	2,928
Accrued taxes and related expenses (Notes 26 and 27)	1,663	1,398
Accrued interests and other related costs (Notes 20, 24 and 28)	1,248	1,212
Current portion of future earn-out payments	134	127
Others	1,352	963
	25,708	24,381

24. Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, or the Transferred AIL Note, which 50% interest represents an aggregate amount of US$44 million together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% as at March 31, 2009.

Total fees under the Amended ATPA amounted to Php42 million and Php36 million for the three months ended March 31, 2009 and 2008, respectively. As at March 31, 2009 and 2008, outstanding obligations of PLDT under the Amended ATPA amounted to Php170 million and Php81 million, respectively.

b.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at March 31, 2009 (unaudited) and December 31, 2008 (audited) and for the three months ended March 31, 2009 and 2008 (unaudited) are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at March 31, 2009, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.

•	Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the three months ended March 31, 2009 while total royalty fees charged to operations under this agreement amounted to Php41 million for the three months ended March 31, 2008. Smart has no outstanding obligation under this agreement as at March 31, 2009 and December 31, 2008.

3. Advisory Services Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php21 million and Php17 million for the three months ended March 31, 2009 and 2008, respectively. Outstanding liability under this agreement amounted to Php7 million and Php7 million as at March 31, 2009 and December 31, 2008, respectively.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements amounted to Php25 million each for the three months ended March 31, 2009 and 2008. As at March 31, 2009 and December 31, 2008, outstanding obligations of PLDT under these agreements amounted to Php32 million and Php11 million, respectively.

5.	Agreements between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php161 million and Php160 million for the three months ended March 31, 2009 and 2008, respectively. As at March 31, 2009 and December 31, 2008, the remaining balance of prepaid service fees to ALBV amounted to Php52 million and Php8 million, respectively.

6.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php135 million and Php123 million for the three months ended March 31, 2009 and 2008, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan, respectively.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type is as follows:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Short-term employee benefits	150	199
Share-based payments (Note 25)	81	(15)
Post-employment benefits (Note 25)	8	6
Total compensation paid to key officers of the PLDT Group	239	190

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved the increase in director’s fee to Php200,000 for board meeting attendance and to Php75,000 for Board Committee meeting attendance. The director’s fee was last adjusted in July 1998.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25. Share-based Payments and Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice-President up to the President, executives with the rank of Manager up to Assistant Vice-President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Balance at beginning of period	18,341	26,758
Exercised shares*	(12,098)	(8,417)
Balance at end of period	6,243	18,341

* Based on the date of payment of exercised shares.

As at March 31, 2009, a total of 863,607 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at March 31, 2009 and December 31, 2008. No fair value of share options were recognized as an expense for the three months ended March 31, 2009 and 2008.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the New Performance Cycle. As a result of the establishment of the New LTIP, the Board of Directors also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The total number of SARs awarded under the New LTIP as at March 31, 2009 was 4,441,993 which will be paid in 2010 subject to the achievement of the targets specified in the New LTIP.

The fair value of the New LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price of Php2,195 as at March 31, 2009. Incentive cost per share as at March 31, 2009 and December 31, 2008 for the New LTIP amounted to Php985 and Php960, respectively. The fair value of the LTIP recognized as expense for the three months ended March 31, 2009 amounted to Php474 million while the fair value of the LTIP recognized as income for the three months ended March 31, 2008 amounted to Php77 million. As at March 31, 2009 and December 31, 2008, outstanding LTIP liability amounted to Php3,224 million and Php2,749 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses and Note 26 – Contractual Obligations and Commercial Commitments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31, 2008	10,917
Fair value of plan assets as at December 31, 2008	7,168

Funded status	3,749
Unrecognized net actuarial gain	(1,126)

Accrued benefit cost as at December 31, 2008 (Audited)	2,623
Accrual of pension cost during the period	289
Business combinations	15
Contributions	(124)
Accrued benefit cost as at March 31, 2009 (Unaudited)	2,803

Net pension cost was computed as follows:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Interest cost	298	208
Current service cost	160	150
Amortizations of unrecognized net actuarial gain	(1)	(5)
Expected return on plan assets	(168)	(216)
Net periodic benefit cost	289	137

The weighted average assumptions used to determine pension benefits as at March 31, 2009 (unaudited) and December 31, 2008 (audited) are as follows:

Average remaining working years of covered employee	20
Expected rate of return on plan assets	9%
Discount rate	11%
Rate of increase in compensation	10%

We have adopted mortality rates in accordance with the 1983 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at March 31, 2009 and December 31, 2008, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php418 million and Php1,935 million, respectively, which represent about 3% and 27%, respectively, of such beneficial trust fund’s assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Investments in equity securities	79%	51%
Investments in debt and fixed income securities	14%	27%
Investments in real estate	4%	9%
Investments in temporary placements	1%	8%
Investments in mutual funds	2%	5%
	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2009 amounts to approximately Php729 million.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at March 31, 2009 and December 31, 2008, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan is as follows:

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	68%	68%
Investments in equity securities	24%	23%
Others	8%	9%
	100%	100%

Smart and I-Contacts currently expect to make approximately Php172 million of cash contributions to their pension plans in 2009.

Pension Benefit Cost

Total pension benefit cost is as follows:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	289	137
Expense recognized for defined contribution plans	41	38
Total expense recognized for pension benefit costs (Notes 3 and 5)	330	175

26. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at March 31, 2009 and December 31, 2008:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 Years	5 years
	(in million pesos)
March 31, 2009 (Unaudited)
Long-term debt(1):	106,204	8,654	35,361	25,398	36,791
Principal	83,021	8,158	23,046	20,033	31,784
Interest	23,183	496	12,315	5,365	5,007
Lease obligations:	7,462	2,933	1,623	1,315	1,591
Operating lease	7,396	2,876	1,614	1,315	1,591
Finance lease	66	57	9	–	–
Unconditional purchase obligations(2)	921	177	200	290	254
Other obligations:	75,337	57,724	12,232	1,684	3,697
Mandatory conversion and purchase of shares	9	9	–	–	–
Derivative financial liabilities(3):	5,547	3	2,063	1,634	1,847
Long-term currency swaps	5,544	–	2,063	1,634	1,847
Forward foreign exchange contracts	3	3	–
Various trade and other obligations:	69,781	57,712	10,169	50	1,850
Suppliers and contractors	21,612	12,457	9,155	–	–
Utilities and related expenses	11,930	11,912	13	–	5
Employee benefits	2,727	2,727	–	–	–
Customers’ deposits	2,241	–	346	50	1,845
Carriers	2,703	2,703	–	–	–
Dividends	25,735	25,735	–	–	–
Others	2,833	2,178	655	–	–
Total contractual obligations	189,924	69,488	49,416	28,687	42,333

December 31, 2008 (Audited)
Long-term debt(1):	99,363	7,649	31,500	26,744	33,470
Principal	77,934	7,077	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	–
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	51,367	33,714	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	–	–	–
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	–	2,003	1,768	2,328
Long-term foreign currency options	39	39	–	–	–
Forward foreign exchange contracts	69	69	–	–	–
Various trade and other obligations:	45,151	33,597	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	–	–
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	–	–	–
Customers’ deposits	2,251	–	327	47	1,877
Carriers	1,780	1,780	–	–	–
Dividends	1,379	1,379	–	–	–
Others	2,659	2,036	623	–	–
Total contractual obligations	158,727	44,114	44,905	30,111	39,597

(1) Before deducting unamortized debt discount and debt issuance costs.
(2) Based on the Amended ATPA with AIL.
(3) Gross liabilities before any offsetting application.

Long-term Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.

Operating Lease Obligations

Agreement for Space Segment Services with ProtoStar. On September 16, 2008, PLDT entered into a space segment services agreement with ProtoStar pursuant to which ProtoStar is required to make available to PLDT space segment services relating to a customized payload on the ProtoStar I satellite consisting of four 36 MHz non-preemptive C-band transponders and one additional non-preemptive extended C-band transponder for a total consideration of US$1.1 million per quarter. The term of the agreement will commence on January 1, 2011, or such earlier or later date as may be mutually agreed by both parties and unless previously terminated will continue for a period of seven years thereafter. As at March 31, 2009 and December 31, 2008, the remaining obligations of PLDT under this agreement amounted to approximately Php1,491 million and Php1,468 million, respectively. See
Note 15 – Investment in Debt Securities.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at March 31, 2009 and December 31, 2008, PLDT’s aggregate remaining obligations under these contracts amounted to approximately Php0.1 million and Php0.5 million, respectively.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. As at March 31, 2009 and December 31, 2008, PLDT’s aggregate remaining obligations under these agreement amounted to approximately Php25 million and Php20 million, respectively.

Other Operating Lease Obligations. The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php5,880 million and Php5,675 million as at March 31, 2009 and December 31, 2008, respectively.

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at March 31, 2009 and December 31, 2008, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php921 million and Php762 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 20 – Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at March 31, 2009, 2,720,334 shares of the Series V Convertible Preferred Stock, 5,291,213 shares of the Series VI Convertible Preferred Stock and all of the 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock and 1,106 shares of the Series V Convertible Preferred Stock and 3,891 shares of the Series VI Convertible Preferred Stock remained outstanding.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. On June 5, 2008, PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001, were mandatorily converted into shares of PLDT’s common stock at a ratio of 1:1. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put options based on outstanding shares as at March 31, 2009 was Php8 million assuming all of the outstanding shares of the Series V and VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, will be mandatorily converted on the seventh anniversary of the issue date and all shares of PLDT’s common stock issued upon such conversion will be put to PLDT at that time in accordance with the terms of the put option. The market value of the underlying shares of PLDT’s common stock was Php11 million, based on the market price of PLDT common shares of Php2,195 per share as at March 31, 2009.

Derivative Financial Liabilities. See Note 28 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various Trade and Other Obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at March 31, 2009 and December 31, 2008, total obligations under these various agreements amounted to approximately Php69,781 million and Php45,151 million, respectively.

Commercial Commitments

As at March 31, 2009 and December 31, 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php587 million and Php1,634 million, respectively. These commitments will expire within one year.

27. Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, respectively, both demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment to the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Petition remains pending with the Court of Appeals as at March 31, 2009.

Local Business and Franchise Tax Assessments

As discussed below, PLDT currently expects that going forward, PLDT will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited consolidated financial statements as at March 31, 2009.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at March 31, 2009, PLDT has paid a total amount of Php810 million for local franchise tax covering prior periods up to March 31, 2009.

PLDT no longer has contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at March 31, 2009.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. In the case against the City of Tuguegarao, the Regional Trial Court, or RTC, recently rendered a decision stating that the City of Tuguegarao cannot impose business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration of the said Decision which PLDT has opposed. The said motion for reconsideration was denied by the court in its Order dated March 2, 2009. In addition, PLDT is also contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its Decision dated February 25, 2009, ruled in favor of PLDT stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao.

The deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of Makati City in Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) and upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995-2009. Smart will formally reply and reiterate its local franchise tax exemption as confirmed in Smart vs. City of Makati.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php1 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision which is now pending with the Supreme Court and, on February 27, 2009, the Supreme Court (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax. On April 2, 2009, Smart filed its Motion for Reconsideration. The Supreme Court has yet to issue its resolution on Smart’s Motion for Reconsideration.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the Bureau of Internal Revenue already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. The Supreme Court has yet to issue its resolution on Smart’s Motion for Reconsideration.

Real Property Tax

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 30, 2006 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements (one in February 1990, and another one in March 1999) in the past, these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php3.1 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. At the moment, however, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

28. Financial Assets and Liabilities

Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

The following table sets forth our financial assets and financial liabilities as at March 31, 2009 and December 31, 2008.

			Designated at fair		Derivatives used			Total financial	Non-financial
	Loans	Held-to-maturity	value through		for	Available-for-sale	Liabilities carried	assets and	assets and
	and receivables	investments	profit or loss	Held-for-trading	hedging	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at March 31, 2009 (Unaudited) Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	–	159,193	159,193
Investments in associates and joint ventures	–	–	–	–	–	–	–	–	1,253	1,253
Available-for-sale financial assets	–	–	–	–	–	132	–	132	–	132
Investment in debt securities	–	447	–	–	–	–	–	447	–	447
Investment properties	–	–	–	–	–	–	–	–	617	617
Goodwill and intangible assets	–	–	–	–	–	–	–	–	10,485	10,485
Deferred income tax assets	–	–	–	–	–	–	–	–	9,154	9,154
Derivative financial assets	–	–	–		–	–	–	–		–
Prepayments – net of current portion	–	–	–	–	–	–	–	–	2,575	2,575
Advances and refundable deposits – net of current portion	815	–	–	–	–	–	–	815	245	1,060
Current:
Cash and cash equivalents	51,183	–	–	–	–	–	–	51,183	–	51,183
Short-term investments	2,255	–	–	690	–	–	–	2,945	–	2,945
Investment in debt securities	–	665	–	–	–	–	–	665	–	665
Trade and other receivables	22,046	–	–	–	–	–	–	22,046	–	22,046
Inventories and supplies	–	–	–	–	–	–	–	–	2,654	2,654
Derivative financial assets	–	–	–	15	–	–	–	15	–	15
Current portion of prepayments	–	–	–	–	–	–	–	–	4,942	4,942
Current portion of advances and refundable deposits	36	–	–	–	–	–	–	36	1,563	1,599

Total assets	76,335	1,112	–	705	–	132	–	78,284	192,681	270,965

Liabilities as at March 31, 2009 (Unaudited) Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	–	63,307	63,307	–	63,307
Deferred income tax liabilities	–	–	–	–	–	–	–	–	1,467	1,467
Derivative financial liabilities	–	–	–	2,079	–	–	–	2,079	–	2,079
Pension and other employee benefits	–	–	–	–	–	–	–	–	6,121	6,121
Customers’ deposits	–	–	–	–	–	–	2,241	2,241	–	2,241
Deferred credits and other noncurrent liabilities	–	–	–	–	–	–	9,811	9,811	1,313	11,124
Current:
Accounts payable	–	–	–	–	–	–	15,370	15,370	1,945	17,315
Accrued expenses and other current liabilities	–	–	–	–	–	–	19,873	19,873	5,835	25,708
Derivative financial liabilities	–	–	–	2	–	–	–	2	–	2
Provisions for assessments	–	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	–	15,887	15,887	–	15,887
Dividends payable	–	–	–	–	–	–	25,735	25,735	–	25,735
Income tax payable	–	–	–	–	–	–	–	–	7,790	7,790
Total liabilities	–	–	–	2,081	–	–	152,224	154,305	26,026	180,331

Net assets and liabilities	76,335	1,112	–	(1,376)	–	132	(152,224)	(76,021)	166,655	90,634

Assets as at December 31, 2008 (Audited) Noncurrent:
Property, plant and equipment – net	–	–		–	–	–	–	–	160,326	160,326
Investments in associates and joint ventures	–	–		–	–	–	–	–	1,174	1,174
Available-for-sale financial assets	–	–	–	–	–	131	–	131	–	131
Investment in debt securities	–	442	193	–	–	–	–	635	–	635
Investment properties	–	–	–	–	–	–	–	–	617	617
Goodwill and intangible assets	–	–	–	–	–	–	–	–	10,450	10,450
Deferred income tax assets	–	–	–	–	–	–	–	–	9,605	9,605
Prepayments – net of current portion	–	–	–	–	–	–	–	–	2,501	2,501
Advances and refundable deposits – net of current portion	840	–	–	–	–	–	–	840	246	1,086
Current:
Cash and cash equivalents	33,684	–	–	–	–	–	–	33,684	–	33,684
Short-term investments	5,964	–	–	706	–	–	–	6,670	–	6,670
Investment in debt securities	–	1,656	–	–	–	–	–	1,656	–	1,656
Trade and other receivables	15,909	–	–	–	–	–	–	15,909	–	15,909
Inventories and supplies	–	–	–	–	–	–	–	–	2,069	2,069
Derivative financial assets	–	–	–	56	–	–	–	56	–	56
Current portion of prepayments	–	–	–	–	–	–	–	–	4,164	4,164
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	–	1,825	1,825

Total assets	56,397	2,098	193	762	–	131	–	59,581	192,977	252,558

Liabilities as at December 31, 2008 (Audited) Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	–	58,910	58,910	–	58,910
Deferred income tax liabilities	–	–	–	–	–	–	–	–	1,288	1,288
Derivative financial liabilities	–	–	–	1,761	–	–	–	1,761	–	1,761
Pension and other employee benefits	–	–	–	–	–	–	–	–	5,467	5,467
Customers’ deposits	–	–	–	–	–	–	2,251	2,251	–	2,251
Deferred credits and other noncurrent liabilities	–	–	–	–	–	–	9,273	9,273	1,309	10,582
Current:
Accounts payable	–	–	–	–	–	–	16,294	16,294	1,974	18,268
Accrued expenses and other current liabilities	–	–	–	–	–	–	18,612	18,612	5,769	24,381
Derivative financial liabilities	–	–	–	87	–	–	–	87	–	87
Provisions for assessments	–	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	–	15,080	15,080	–	15,080
Dividends payable	–	–	–	–	–	–	1,379	1,379	–	1,379
Income tax payable	–	–	–	–	–	–	–	–	4,580	4,580
Total liabilities	–	–	–	1,848	–	–	121,799	123,647	21,942	145,589

Net assets and liabilities	56,397	2,098	193	(1,086)	–	131	(121,799)	(64,066)	171,035	106,969

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2009 and December 31, 2008.

	Carrying Value		Fair Value
	March 31,		March 31,
	2009	December 31, 2008	2009	December 31, 2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities(1)	69	69	69	69
Unlisted equity securities(2)	63	62	63	62
Investment in debt securities(1)	447	635	451	629
Advances and refundable deposits – net of current portion(2)	815	840	710	728
Total noncurrent financial assets	1,394	1,606	1,293	1,488

Current Financial Assets
Cash and cash equivalents(2):
Cash on hand and in banks	3,914	4,164	3,914	4,164
Temporary cash investments	47,269	29,520	47,269	29,520
Short-term investments(2)	2,945	6,670	2,945	6,670
Investment in debt securities(1)	665	1,656	665	1,656
Trade and other receivables(2):
Foreign administrations	4,447	5,477	4,447	5,477
Retail subscribers	2,949	3,904	2,949	3,904
Corporate subscribers	3,981	2,865	3,981	2,865
Domestic carriers	708	703	708	703
Dealers, agents and others	9,961	2,960	9,961	2,960
Derivative financial assets(2):
Forward foreign exchange contracts	14	16	14	16
Bifurcated embedded derivatives	1	2	1	2
Foreign currency options	–	38	–	38
Current portion of advances and refundable deposits(2)	36	–	36	–
Total current financial assets	76,890	57,975	76,890	57,975

Total Financial Assets	78,284	59,581	78,183	59,463

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion(3)	63,298	58,899	64,292	57,058
Obligations under finance lease(2)	9	11	8	11
Derivative financial liabilities:
Long-term currency swap(2)	2,079	1,761	2,079	1,761
Customers’ deposits(2)	2,241	2,251	1,465	1,476
Deferred credits and other noncurrent liabilities(2)	9,811	9,273	8,356	7,959
Total noncurrent financial liabilities	77,438	72,195	76,200	68,265

Current Financial Liabilities(2)
Accounts payable:
Suppliers and contractors	12,458	14,131	12,458	14,131
Carriers	2,703	1,780	2,703	1,780
Others	209	383	209	383
Accrued expenses and other current liabilities:
Utilities and related expenses	14,414	13,385	14,414	13,385
Employee benefits	2,726	2,925	2,726	2,925
Interests and other related costs	1,248	1,212	1,248	1,212
Others	1,485	1,090	1,485	1,090
Derivative financial liabilities:
Bifurcated embedded derivatives	1	11	1	11
Bifurcated equity call options	1	1	1	1
Foreign currency options	–	44	–	44
Forward foreign exchange contracts	–	31	–	31
Interest-bearing financial liabilities:
Notes payable	561	553	561	553
Current portion of long-term debt	15,262	14,459	15,262	14,459
Obligations under finance lease	55	59	55	59
Preferred stock subject to mandatory redemption	9	9	9	9
Dividends payable	25,735	1,379	25,735	1,379
Total current financial liabilities	76,867	51,452	76,867	51,452

Total Financial Liabilities	154,305	123,647	153,067	119,717

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly.

(3)	Fair values of U.S. dollar notes were determined using observable inputs that reflect quoted prices in active markets while fair values of other loans were determined using inputs other than quoted prices.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed rate loans: U.S. dollar notes Other loans in all other currencies	Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards, foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary shares, were determined using quoted prices.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate the carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in other comprehensive income until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments not designated as hedges as at March 31, 2009 and December 31, 2008:

		March 31, 2009			December 31, 2008
		(Unaudited)			(Audited)
				Mark-to-market			Mark-to-market
	Maturity	Notional		Gains (Losses)	Notional		Gains (Losses)

		(in millions)
PLDT
Currency swaps	2017	US$	290	(Php1,660)	US$	295	(Php1,197)
	2012		157	(419)		159	(564)
Forward foreign exchange contracts	2009		140	2		57	(31)
Foreign currency sold call options	2009		–	–		57(1)	10
Foreign currency bought call options	2009		–	–		57	(16)
Bifurcated equity call options	2009		–	(1)		–	(1)
				(2,078)			(1,799)

Smart
Bifurcated embedded derivatives	2009		–	–		3	(10)
				–			(10)

ePLDT
Forward foreign exchange contracts	2009		4	12		5	16
Bifurcated embedded derivatives	2012		1	–		2	1
				12			17
Net liabilities				(Php2,066)			(Php1,792)

(1)	Foreign currency sold call options based on the same notional amount as the foreign currency bought call options.

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Current assets	15	56
Noncurrent liabilities	(2,079)	(1,761)
Current liabilities	(2)	(87)
Net liabilities	(2,066)	(1,792)

Analysis of gains (losses) on derivative financial instruments for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Net mark-to-market losses at end of period	(2,066)	(5,551)
Net mark-to-market losses at beginning of period	(1,792)	(7,027)

Net change	(274)	1,476
Settlements, accretion and conversion	(49)	(85)
Hedge cost	(183)	(199)
Net losses on cash flow hedges charged to cumulative translation adjustments	–	697
Net gains charged to cumulative translation adjustments	–	192
Ineffective portion recognized in the profit or loss for the cash flow hedge	–	7
Effective portion recognized in the profit or loss for the cash flow hedge	–	(311)
Net gains (losses) on derivative financial instruments	(506)	1,777

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at March 31, 2009 and December 31, 2008, these long-term currency swaps have an aggregate notional amount of US$447 million and US$454 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at March 31, 2009 and December 31, 2008, the outstanding swap contracts have an agreed average swap exchange rate of Php50.51 and Php50.52, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.32% per annum as at March 31, 2009 and December 31, 2008.

On various dates in 2008, the long-term principal only currency swap agreements maturing in 2012 were partially terminated, with a total aggregate settlement amount of Php1,042 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$159 million as at December 31, 2008.

In January and February 2009, the long-term principal only currency swap agreements maturing in 2012 were partially terminated, with a total aggregate settlement amount of Php22 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$157 million as at March 31, 2009.

In December 2008, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement amount of Php33 million. As a result of the unwinding transactions, the outstanding notional amount was reduced to US$295 million as at December 31, 2008.

In January 2009, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement amount of Php33 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$290 million as at March 31, 2009.

In April 2009, the long-term principal only currency swap agreements maturing in 2017 were partially terminated, with a settlement amount of Php44 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$285 million as at April 28, 2009.

Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the fixed rate note due in 2009 with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.500 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.500 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 2.84% per annum as at December 31, 2008. As at March 31, 2009, there are no outstanding currency option agreement.

On various dates in 2008, 2007 and 2006, the currency option agreements were partially terminated, with a total aggregate settlement amount of Php270 million. The remaining balance of the currency option agreement amounting to US$57 million as at December 31, 2008 was terminated on various dates in January, February and March 2009 with a total aggregate settlement amount of Php71 million.

In order to manage hedge costs, the swaps and option include a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap and option contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at March 31, 2009 and December 31, 2008, US$447 million under currency swaps and US$511 million (US$454 million under currency swaps and US$57 million under foreign currency options), respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity.

Forward Foreign Exchange Contracts

In 2008, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge a portion of its fixed rate notes maturing in 2009. As at March 31, 2009 and December 31, 2008, the outstanding forward foreign exchange contracts on the fixed rate notes amounted to US$140 million and US$57 million with an average exchange rate of Php48.44 and Php48.65, respectively.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued shares of Series VI Convertible Preferred Stock. See
Note 20 – Interest-bearing Financial Liabilities. Each share of Series VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.13. On June 4, 2008, 336,779 shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at March 31, 2009 and December 31, 2008, the negative fair market value of these embedded call options amounted to Php1 million.

Smart

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at March 31, 2009 and December 31, 2008, outstanding contracts included service contracts with foreign equipment suppliers denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

ePLDT

In October 2008, Parlance and Vocativ entered into a non-deliverable forward agreement in the total amount of US$2.4 million each, with maturities beginning January 2009 up to December 2009 at an average exchange rate of Php51.89 and Php52.17, respectively. The mark-to-market value of this forward contract as at March 31, 2009 is Php6 million each.

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million as at March 31, 2009.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

A summary of the maturity profile of our financial liabilities as at March 31, 2009 and December 31, 2008 based on contractual undiscounted payments is set out in Note 26 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects the consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at March 31, 2009 and December 31, 2008:

	March 31, 2009		December 31, 2008
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

(in millions)
Current Financial Assets
Cash and cash equivalents	156	7,565	101	4,794
Short-term investments	38	1,829	21	986
Trade and other receivables	190	9,188	207	9,880
Derivative financial assets	–	15	1	56
Total current financial assets	384	18,597	330	15,716

Total Financial Assets	384	18,597	330	15,716

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	877	42,461	925	44,064
Derivative financial liabilities	43	2,079	37	1,761
Total noncurrent financial liabilities	920	44,540	962	45,825

Current Financial Liabilities
Accounts payable	117	5,655	143	6,820
Accrued expenses and other current liabilities	88	4,273	93	4,447
Derivative financial liabilities	–	2	2	87
Current portion of interest-bearing financial liabilities	305	14,754	301	14,331

Total current financial liabilities	510	24,684	539	25,685

Total Financial Liabilities	1,430	69,224	1,501	71,510

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php48.42 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at March 31, 2009.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.65 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

As at May 4, 2009, the peso-dollar exchange rate was Php48.14 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at March 31, 2009 would have decreased by Php293 million.

As at March 31, 2009, approximately 72% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt increased to Php56,196 million as at March 31, 2009 from Php57,363 million as at December 31, 2008. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$447 million as at March 31, 2009. Consequently, the unhedged portion of consolidated debt amounts was approximately 36% (or 24%, net of our consolidated U.S. dollar cash balances) as at March 31, 2009.

For the three months ended March 31, 2009, approximately 35.2% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the recent appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 1.6% against the U.S. dollar to Php48.42 to US$1.00 as at March 31, 2009 from Php47.65 to US$1.00 as at December 31, 2008. As at December 31, 2008, the peso had depreciated by 15.1% to Php47.65 to US$1.00 from Php41.41 to US$1.00 as at December 31, 2007. As a result of the consolidated foreign exchange movements as well as the amount of our consolidated outstanding foreign currency debts and hedges, we recognized consolidated foreign exchange losses of Php592 million and Php288 million for the three months ended March 31, 2009 and 2008, respectively.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of June 30, 2009. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 2% as compared to the exchange rate of Php48.42 to US$1.00 as at March 31, 2009. If the peso-dollar exchange rate had weakened/strengthened by 2% as at March 31, 2009, with all other variables held constant, profit after tax for the three months ended March 31, 2009 would have been Php360 million higher/lower and our consolidated stockholders’ equity as at March 31, 2009 would have been Php362 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are exposed to interest rate risk as at March 31, 2009 and December 31, 2008. Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2009 (Unaudited)

								Discount/
	In U.S. Dollars							Debt
					Over 5			Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	16	–	–	–	–	16	775	–	775	16	775
Interest rate	0.01% to 1%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	46	–	–	–	–	46	2,209	–	2,209	46	2,209
Interest rate	0.03% to 2.375%	–	–	–	–	–	–	–	–	–	–
Other currencies	–	–	–	–	–	–	3	–	3	–	3
Interest rate	0.001%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	128	–	–	–	–	128	6,216	–	6,216	128	6,216
Interest rate	0.01% to 3%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	848	–	–	–	–	848	41,053	–	41,053	848	41,053
Interest rate	0.42% to 7.50%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	38	–	–	–	–	38	1,827	–	1,827	38	1,827
Interest rate	2.7919% to 4.25%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	23	–	–	–	–	23	1,118	–	1,118	23	1,118
Interest rate	5.0310%	–	–	–	–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	14	–	–	9	–	23	1,112	–	1,112	23	1,116
				6.125%
Interest Rate	4.925% to 6.610%	–	–	to 7.0%	–	–	–	–	–	–	–

	1,113	–	–	9	–	1,122	54,313	–	54,313	1,122	54,317

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	114	–	–	155	291	560	27,092	354	26,738	589	28,543
Interest rate	10.500%	–	–	11.375%	8.350%	–	–	–	–	–	–
US$ Fixed Loans	22	43	6	3	280	354	17,158	3,950	13,208	256	12,418
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	–	–	–	–	–	–
Philippine Peso	–	3	80	149	86	318	15,420	75	15,345	316	15,324
Interest rate	–	6.50% to 8.4346%	5.625% to 8.4346%	6.50% to 9.1038%	6.125% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	33	189	57	58	–	337	16,312	62	16,250	337	16,250
	US$LIBOR + 0.05%	US$LIBOR + 0.42%	US$LIBOR + 0.42%	US$LIBOR + 0.42%
Interest rate	to 2.75%	to 2.50%	to 1.85%	to 1.85%	–	–	–	–	–	–	–
Philippine Peso	–	61	36	48	–	145	7,039	20	7,019	145	7,019
		MART 1 + 0.75%;
		PDST – F + 1.0% to
		1.5%; PDST - F +	MART 1 + 0.75%;
		5.70% + Bank’s cost	PDST - F + 1.0% to	PDST - F + 1.0% to
		of funds and AUB’s	1.5%; AUB’s prime	1.50%; MART 1 +
Interest rate	–	prime rate	rate	1.25%	–	–	–	–	–	–	–
	169	296	179	413	657	1,714	83,021	4,461	78,560	1,643	79,554

As at December 31, 2008 (Audited)

								Discount/
	In U.S. Dollars							Debt
					Over 5			Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	–	–	–	–	26	1,258	–	1,258	26	1,258
Interest rate	0.10% to 4.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	56	–	–	–	–	56	2,682	–	2,682	56	2,682
Interest rate	0.25% to 3.50%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	330	–	–	–	–	330	15,714	–	15,714	330	15,714
Interest rate	0.30% to 7.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	290	–	–	–	–	290	13,806	–	13,806	290	13,806
Interest rate	2% to 7.50%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	21	–	–	–	–	21	985	–	985	21	985
Interest rate	3.29%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	119	–	–	–	–	119	5,685	–	5,685	119	5,685
Interest rate	6.69%	–	–	–	–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	35	–	4	9	–	48	2,291	–	2,291	48	2,285
				6.875%
Interest Rate	6.3194%	–	6.125%	to 7%	–	–	–	–	–	–	–

	877	–	4	9	–	890	42,421	–	42,421	890	42,415

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	114	–	–	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	–	–	11.375%	8.35%	–	–	–	–	–	–
US$ Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	–	–	–	–	–	–
Philippine Peso	–	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	–	6.50% to 8.4346%	6.50% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	13	215	59	77	–	364	17,339	67	17,272	363	17,272
	US$LIBOR + 1.75%	US$LIBOR + 0.42%	US$LIBOR + 0.42%	US$LIBOR + 0.42%
Interest rate	to 2.75%	to 2.50%	to 0.815%	to 0.75%	–	–	–	–	–	–	–
Philippine Peso	–	47	32	40	–	119	5,670	16	5,654	119	5,653
		MART1 + 0.75% to
		5.70%;
		PDST – F 1.0% to	MART1 + 0.75%; PDST	PDST – F 1.0% to
Interest rate	–	1.50%	– F 1.0% to 1.50%	1.50%	–	–	–	–	–	–	–
	149	315	103	461	608	1,636	77,934	4,576	73,358	1,502	71,517

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of June 30, 2009. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 5 basis points higher/lower, respectively, as compared to levels as at March 31, 2009. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at March 31, 2009, with all other variables held constant, profit after tax for the three months ended March 31, 2009 and our consolidated stockholders’ equity as at March 31, 2009 would have been Php50 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions. If Philippine peso interest rates had been 5 basis points higher/lower as compared to market levels as at March 31, 2009, with all other variables held constant, profit after tax for the three months ended March 31, 2009 and our consolidated stockholders’ equity as at March 31, 2009 would have been Php30 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the consolidated statement of financial position, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	851	840	851	840
Cash and cash equivalents	51,183	33,684	51,037	33,621
Short-term investments	2,255	5,964	2,255	5,963
Foreign administrations	4,447	5,477	4,396	5,477
Retail subscribers	2,949	3,904	2,879	3,877
Corporate subscribers	3,981	2,865	3,824	2,709
Domestic carriers	708	703	708	703
Dealers, agents and others	9,961	2,960	9,953	2,958
Held-to-maturity investments:
Investment in debt securities	1,112	2,098	1,112	2,098
Designated at fair value through profit or loss:
Investment in debt securities	–	193	–	193
Available-for-sale financial assets	132	131	132	131
Held-for-trading:
Short-term investments	690	706	690	706
Foreign currency options	–	38	–	38
Forward foreign exchange contracts	14	16	14	16
Bifurcated embedded derivatives	1	2	1	2
Total	78,284	59,581	77,852	59,332

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.
(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due		Past due but
		nor impaired		not impaired	Impaired
	Total	Class A(1)	Class B(2)
	(in million pesos)
March 31, 2009 (Unaudited)
Loans and receivables:
Advances and refundable deposits	851	680	171	–	–
Cash and cash equivalents	51,183	47,402	3,781	–	–
Short-term investments	2,255	1,691	564	–	–
Corporate subscribers	10,514	2,030	244	1,669	6,571
Retail subscribers	8,712	594	528	1,827	5,763
Foreign administrations	4,891	1,363	1,006	2,078	444
Domestic carriers	871	92	8	608	163
Dealers, agents and others	10,324	655	9,204	102	363
Held-to-maturity investments:
Investment in debt securities	1,112	1,112	–	–	–
Available-for-sale financial assets	132	106	26	–	–
Held-for-trading(3):
Short-term investments	690	690	–	–	–
Forward foreign exchange contracts	14	14	–	–	–
Bifurcated embedded derivatives	1	1	–	–	–
Total	91,550	56,430	15,532	6,284	13,304

December 31, 2008 (Audited)
Loans and receivables:
Advances and refundable deposits	840	703	137	–	–
Cash and cash equivalents	33,684	32,979	705	–	–
Short-term investments	5,964	5,680	284	–	–
Corporate subscribers	9,188	858	272	1,663	6,395
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Domestic carriers	877	84	3	616	174
Dealers, agents and others	3,271	2,114	444	402	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–
Available-for-sale financial assets	131	103	28	–	–
Held-for-trading(3):
Short-term investments	706	706	–	–	–
Forward foreign currency options	38	38	–	–	–
Forward foreign exchange contracts	16	16	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–
Total	71,917	49,633	3,379	6,497	12,408

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

		Neither past due
	Total	nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2009 (Unaudited)
Loans and receivables:
Advances and refundable deposits	851	851	–	–	–	–
Cash and cash equivalents	51,183	51,183	–	–	–	–
Short-term investments	2,255	2,255	–	–	–	–
Corporate subscribers	10,514	2,274	646	223	800	6,571
Retail subscribers	8,712	1,122	1,134	303	390	5,763
Foreign administrations	4,891	2,369	501	416	1,161	444
Domestic carriers	871	100	88	88	432	163
Dealers, agents and others	10,324	9,859	19	59	24	363
Held-to-maturity investments:
Investment in debt securities	1,112	1,112	–	–	–	–
Available-for-sale financial assets	132	132	–	–	–	–
Held-for-trading:
Short-term investments	690	690	–	–	–	–
Forward foreign exchange contracts	14	14	–	–	–	–
Bifurcated embedded derivatives	1	1	–	–	–	–
	91,550	71,962	2,388	1,089	2,807	13,304

December 31, 2008 (Audited)
Loans and receivables:
Advances and refundable deposits	840	840	–	–	–	–
Cash and cash equivalents	33,684	33,684	–	–	–	–
Short-term investments	5,964	5,964	–	–	–	–
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Dealers, agents and others	3,271	2,558	48	9	345	311
Domestic carriers	877	87	80	87	449	174
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–	–
Available-for-sale financial assets	131	131	–	–	–	–
Held-for-trading:
Short-term investments	706	706	–	–	–	–
Forward foreign currency options	38	38	–	–	–	–
Forward foreign exchange contracts	16	16	–	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–	–
	71,917	53,012	3,533	1,225	1,739	12,408

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowance

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cash flows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at March 31, 2009, we had acquired a total of 2.7 million shares of common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,362 million. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 20)	78,560	73,358
Notes payable (Note 20)	561	553

Total debt	79,121	73,911
Cash and cash equivalents (Note 14)	(51,183)	(33,684)
Short-term investments	(2,945)	(6,670)
Net debt	24,993	33,557

Equity attributable to equity holders of PLDT under PFRS	89,403	105,531

Net debt to equity ratio	28%	32%

29. Cash Flow Information

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
	(in million pesos)
Non-cash financing activities:
Recognition of asset retirement obligations (Note 9)	2	21
Conversion of preferred stock subject to mandatory redemption (Note 20)	–	390

30. Reclassification of Accounts

Our presentation of certain accounts in our consolidated income statement was changed for the three months ended March 31, 2009. Interest income, financing costs, other income and expenses, gains and losses on foreign exchange and gains and losses on derivative financial instruments are now presented under the caption “Other income (expenses)” account in the consolidated income statement. We believe that this change in presentation provides more reliable and relevant information and better understanding of our results of operation. These reclassifications had no effect on our consolidated reported income before income taxes and net income for the period. Amounts presented for the three months ended March 31, 2008 have been reclassified to conform to the current presentation.

Below are the pro-forma disclosures of the reclassification made for the three months ended March 31, 2008:

	As Released	Reclass	As Adjusted
	(in million pesos)
Revenues	37,899	(2,514)	35,385
Expenses	21,732	(1,601)	20,131
Other income – net	–	913	913